OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Kalibrate Blockchain Corporation

378 CenterPointe Circle, Suite 1208
Altamonte Springs, FL 32701

kalibrateblockchain.io



25000 shares of Units, consisting of one share of Common Stock and the option to purchase one Kalibrate Coin

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,675,000* Units ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 25,000 Units ($10,000)

Company	Kalibrate Blockchain Corporation
Corporate Address	378 CenterPointe Circle, Suite 1208, Altamonte Springs, FL 32701
Description of Business	The Company is developing the UNIVERSAL PATIENT INDEX that is the blockchain platform for resolving patient identity across healthcare. It is the missing link essential to every healthcare transaction. It solves the root cause of much of what ails healthcare information.
Type of Security Offered	Units, consisting of one share of Common Stock and the option to purchase one Kalibrate Coin
Purchase Price of Security Offered	$0.40
Minimum Investment Amount (per investor)	$100

Terms of the Options

Each option grants the right to purchase one Token (as defined below) at a price per Token equal to $1.00. The Option may be exercised by the Purchaser at any time after a bona fide transaction, pursuant to which the Company sells and issues Tokens to the general public in an offering (the "Network Launch"), however, this Option shall expire on December 31, 2025.

Terms of Tokens

Token means a digital token in the form of a Smart Contract that is executed on a decentralized blockchain-based computer network that is used to access rights to services on the distributed autonomous network that the Company is developing to instantiate the universal patient index. The Network Launch of this Token is expected to be undertaken at a time when the Company's minimum viable product is available for public use; provided, however, there is no guaranty that the Token or the network will ever be developed or launched. Tokens issued to US entities will carry exchange restrictions that will prevent such Tokens from being exchanged for money. These exchange restrictions will be enforced either by (1) encoding the exchange restrictions into the Smart Contract, or (2) issuing a separate class of Tokens. For purposes hereof, "Smart Contract" means a computer protocol intended to digitally facilitate, verify, or enforce the negotiation or performance of a contract.

Kalibrate Coin

Description: The Token, Kalibrate Coin, will represent the right to use the Universal Patient Index. It will be used to compensate the autonomous computing agents that will serve the Universal Patient Index. Using the Token, as currently contemplated, holders will be able to purchase the products and services associated with the Universal Patient Index including Kalibratev, KalibrateMe and KalibrateC. The Token will be a digital token created by smart contracts. The Company expects to create its Tokens on the Etherium blockchain network, and it may, at some future date be transferred to some other blockchain.

The Universal Patient Index system will require utility Tokens to create incentives for autonomous agents or "players" to operate its blockchain-based distributed autonomous network. As currently contemplated, the Tokens will be a utility token offered via an initial coin offering (ICO) at an unspecified future time.

The Company has not authorized or issued any Tokens.

The Company has granted 11,890,281 rights to future Tokens that will be issued upon its Network Launch.

The Company is planning to initially publicly issue its Tokens in connection with the launch of FormDrop, its minimum viable product which requires Tokens to operate. The prevailing interpretation of US security regulations is inconsistent with US persons exchanging Tokens, and, as such, the Company expects to restrict Tokens purchased by US persons from exchanging Tokens for money. Such restrictions are expected to be either enforced in the Smart Contract instantiating the Tokens, or, by issuing such Tokens as a separate restricted class.

The Tokens are expected to have no rights to vote, no rights to dividends, no rights to distributions and no redemption rights.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under

Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the shares of Common Stock and the Tokens, since they will trade independently.

No Sales in New York: Because the Tokens may be viewed as "virtual currencies" under the laws of the State of New York, we are not offering the Units to investors in New York. No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Kalibrate Blockchain Corporation will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $1.00 / unit, you will receive 110 units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

NATURE OF THE BUSINESS

The Company is deploying blockchain technology that will index healthcare. The Company's primary focus is creating the **Universal Patient Index** to index Patient ID's and Patient Biometrics on blockchain. The Universal Patient Index will be a distributed autonomous technology platform for resolving patient identity across healthcare. The index is expected to emerge as patients use the Company's FormDrop form-filling app to fill out and submit medical forms, as patients use the Kalibrate personal home blood-testing products, and as health providers log Patient ID's onto the Universal Patient Index during the patient registration process.

The Company believes that the Universal Patient Index will create emerging value for patients, hospitals, and healthcare providers. Value will emerge for patients in the form of sovereign control over their personal health information through their Digital Health Wallets, including the ability to easily and accurately share that information via the FormDrop app. Value will emerge for hospitals and other healthcare providers in the form of quick and accurate matching of Patient ID's and Patient Biometrics across otherwise independent and incompatible health information systems and master patient indexes (MPI's)—without prior registration or IT implementation. Additional value will emerge for healthcare providers who host the FormDrop app on their own mobile apps and receive prime placement on the FormDrop app through local market sponsorships.

The Company believes that the Universal Patient Index largely solves the Patient ID matching problem. While, in theory, there is zero tolerance for patient identity errors, that has been far from the case in actual practice. Errors injure people. Errors kill people. Errors carry enormous cost and risk to both patients and providers.

Healthcare is burdened with layers of incompatible systems, jerry rigs, and workarounds designed to prevent patient identity errors. These clunky and ineffective solutions help explain why patient identity horror stories persist. The healthcare industry recognizes the enormity of this problem, which is partly why the industry previously united behind legislative efforts to pass HIPAA. Those efforts failed because it was deemed untenable and dangerous to establish a single Patient ID that could unlock all of a patient's private health information to malicious, unauthorized seekers.

The public permissionless blockchain technology underlying the Universal Patient Index will facilitate exact-matching of Patient ID's without requiring a single universal Patient ID for each patient. Its primary use cases will be:

1. **PIRT - Patient** ID **Retrieval Using Token.** Patient presents healthcare provider with a token. Provider presents patient token to UPI to retrieve that provider's Patient ID for that patient. If there is no existing provider Patient ID on the UPI, the provider indexes its Patient ID for that patient on the UPI.
2. **PIRB - Patient** ID **Retrieval Using Biometric.** Healthcare provider acquires biometric from patient. Provider searches the UPI for biometric match. If there is a biometric match, provider retrieves its Patient ID for that patient from the UPI. If there is no biometric match, the provider indexes its Patient ID and biometrics for that patient onto the UPI.
3. **PIX - Patient** ID **Cross-Reference.** In conjunction with a transaction between two providers on behalf of a patient, the originating provider sends its Patient ID

for that patient to the receiving provider. The UPI translates and matches the originating provider's Patient ID for that patient to the receiving provider's Patient ID for the patient in compliance with the standard transaction set using Patient Identifier Cross-Referencing (PIX) promulgated by Integrating the Healthcare Enterprise (IHE). If no initial match between the providers' Patient ID's is found on the UPI, the match made by the record locator service is indexed onto the UPI.

These use cases satisfy 26 out of the 27 situations described in the rubric for evaluating the CHIME National Patient ID Challenge.

COMPONENTS OF THE UNIVERSAL PATIENT INDEX ☒

1. Public Permissionless Blockchain Log

The primary component of the Universal Patient Index will be a public permissionless blockchain log. Patient ID's, biometrics, and form maps will be logged onto the blockchain from distributed health information systems without the need to create a universal patient identifier for each patient— a measure that has been deemed unacceptable in healthcare due to patient privacy concerns.

The public permissionless blockchain log will be powered by the Company's Undiscoverable Association Protocol. This protocol will be equivalent to Satoshi's "trustless truth," which the Company is adapting to form "trustless undiscoverability." The Undiscoverable Association Protocol will create associations between values such that the associations are undiscoverable, but the purpose of those associations is realizable.

The Company intends that no single healthcare provider or enterprise will control all of the information logged onto the Universal Patient Index public permissionless blockchain. This will be achieved through the implementation of a distributed autonomous organizational model. Patients will maintain sovereign control over their personal health information and will be able to grant access to that information to new providers using their patient-sovereign Digital Health Wallets.

Each healthcare provider will indexe its own Patient ID's onto the Universal Patient Index public permissionless blockchain. No correlative associations will exist on the blockchain between Patient ID's and the patients' actual identities. The indexed Patient ID's will be undiscoverably associated with keys held by the patients in patient-sovereign Digital Health Wallets. These keys will be revocable, recoverable and reissuable in the event of loss or malicious attack.

2. Patient-Sovereign Digital Health Wallet

The Company is creating Digital Health Wallets by which patients will exercise sovereignty over their health information indexed with the Universal Patient Index across enterprise and political boundaries.

As a distributed application, the Digital Health Wallet will hold the hierarchical deterministic cryptographic keys undiscoverably associated with the patient's health information indexed on the blockchain. These keys will be revocable, recoverable, and re-issuable in the event of loss or malicious attack.

A Digital Health Wallet will manage the patient's universal health identity throughout healthcare. This universal health identity is not a number, nor is it a patient ID. This universal health identity is the association of all health information about the patient indexed on the Universal Patient Index. It is the chain on which all of the keys that are undiscoverably associated with the patient's health information indexed on the Universal Health Index will be held. This universal health identity will be the chaining together of all these keys.

Digital Health Wallets will be distributed applications (DApps) that may be held and operated in a variety of contexts based on the patient's needs and desires. In most contexts, they will be held and operated on mobile devices. Digital Health Wallets may operate as dedicated mobile DApps or they may be embedded inside other mobile apps to enable Universal Patient Index functionality.

Digital Health Wallets may be created by patients or by healthcare enterprises. When created by healthcare enterprises, they will be hosted by the healthcare enterprise in regency to the patient under strict HIPAA compliance. A patient may assert sovereignty over his or her Digital Health Wallet held in regency by a healthcare enterprise by simply presenting identifiers that satisfy that healthcare enterprise's requirements for an accurate identity match between the healthcare enterprise's Patient ID for that patient and the Digital Health Wallet held in regency for that patient. A patient may exercise one of two modes of sovereignty over his or her Digital Health Wallet: passive sovereignty and full sovereignty.

- Patients exercising passive sovereignty over their Digital Health Wallets may carry and present cards with tokens that can used or revoked by the patient at any time. ⊠
- Patients exercising full sovereignty over their Digital Health Wallets may access those wallets using a mobile device, such as a smartphone, which will generate a single-use token for each healthcare service encounter. A patient with full sovereignty may consent to, track, or block any health information transaction that utilizes the Universal Patient Index to match their Patient ID across disparate health information systems.

Because both patients and healthcare enterprises will have the capacity to generate Digital Health Wallets, it is possible that multiple wallets may be created for a single patient. The Universal Patient Index will employ a patent-pending process that detects multiple Digital Health Wallets and merges them into a single Digital Health Wallet. Elimination of duplicate patient identities will result in reduced risk of injury, death, and excessive costs associated with duplication of patient identity.

Use of the Digital Health Wallets is expected to be incentivized by issuance of Kalibrate Coin in a future coin offering associated with the Universal Patient Index. These Coins are expected to operate as utility tokens, thereby creating a cryptoeconomy that both incentivizes and rewards use by patients and healthcare providers of the Universal Patient Index.

3. Kalibrate Coin

As currently contemplated, and subject to applicable securities laws, the Universal Patient Index system requires utility tokens to create incentives for autonomous agents or "players" to operate its distributed autonomous network.

As currently contemplated, Kalibrate Coin will be a utility token intended by the Company to be offered via an initial coin offering (ICO) at an unspecified future time.

Blockchains rooted in ecosystems nurtured by utility tokens are inherently suited to solve the classical network problem. The Company's utility token, Kalibrate Coin, if issued, will be used to obtain access to services, pay for the costs of delivering services, and sell goods associated with the Universal Patient Index. As currently contemplated limited number of utility tokens will be issued and used in the Universal Patient Index system.

The Company anticipates that the resulting cryptoeconomy will provide ongoing motivation among healthcare enterprises, providers, and patients to participate in the Universal Patient Index to their ultimate long-term benefit. The Company believes that such participation will contribute to a network effect whereby use of the Universal Patient Index will become more valuable as increasing numbers of healthcare enterprises, providers, and patients continue to adopt the Universal Patient Index, creating increased demand for the Universal Patient Index and its associated products and services.

4. Indexing Products and Services

FormDrop Form-Filling App
This proprietary digital application ("app"), will be developed, owned and operated by the Company as a mobile, patient-sovereign health indexing platform. It will be the Company's minimum viable product.

FormDrop will automatically fill out any form—anytime and from anywhere—using a variety of information sources including the Universal Patient Index, their own personal information repository, and hospital medical portals. The distinctive feature driving adoption of FormDrop is its universal scope; it works for any form, anywhere, anytime with no requirement that the enterprise or provider collecting data via FormDrop register or perform any action other than to receive the information on behalf of the patient authorizing the information transfer.

As currently contemplated, FormDrop will generate revenue through Kalibrate Coin or utility token transactions to purchase promotions targeting patients during prescient moments when they are using it, as well as by allowing out-of-network transparency promotions by sponsoring hospitals.

The opportunity for rich monetization inures from 1) intimate, timely delivery of relevant medical information to patients during prescient moments when they are most interested in receiving that information, and 2) the patient's imminent meeting with a doctor or healthcare provider to receive care that is relevant to that information. Drug messaging may be the highest monetization opportunity based on the fact that the patient's medical condition and medications currently being taken will be included on the FormDrop filled forms, which allows a one-to-one, personalized message targeting strategy. The Company believes that drug companies seeking to encourage patients to switch from competing brands and products to their own will pay premium rates for the opportunity to pitch their drug to the patient as an alternative to drugs prescribed or being taken by the patient at that moment.

Filling out medical forms is universally disliked by patients. It is laborious, and it requires use of archaic tools in in an age where users are accustomed to using clicks and taps to accomplish similar tasks in other markets. Further, it requires mental recall about details long forgotten. Nearly everyone experiences negative emotions when performing the task of repeatedly filling out medical forms with the same information each time they seek treatment.

The information patients provide on medical forms is private, intimate, and sensitive. It possesses great value for good in the right hands and potential for destruction and infringement of patient privacy in the wrong hands. Individuals are only willing to fill out forms in exchange for something they value more—medical treatment and, potentially, value in the form of cryptocurrency.

In the age of rampant abuse of private information by the likes of Google and Facebook, the climate is ripe for highly transparent partnerships with individuals that revolve around the monetization of their private, valuable health information.

This universal dislike of medical form filling, combined with the value of the information provided—to them and to their healthcare providers—and the potential to self-monetize this value creates a rich opportunity to automate medical form filling, information collection, and storage in partnership with patients seeking value for their time and valuable information.

Related indexing products. The Company expects to nurture, support and invest in related organizations that will launch products and services that index the Universal Patient Index that are driven by consumer demand. These include:

KalibrateV - Personal Blood Test and Vitamin System
KalibrateMe - Personal Blood Testing Kit
KalibrateC - Personal Warfarin Testing Kit

REVENUE MODELS

Transaction Fees. Each episode of healthcare requires multiple transactions between various enterprises. Many transactions are not obvious and visible to patients but are widely recognized and created by each and every healthcare enterprise. These transactions are complex and subject to high degrees of privacy protection. These transactions are very expensive.

Every one of these complex, expensive transactions require the Patient ID of the sending enterprise to be matched with the Patient ID of the receiving enterprise. Many of these matches are performed with inexact identifiers which are error prone.

Exact matching Patient ID's is a core service of the Universal Patient Index. It implements the Patient ID Cross-reference (PIX) standard promulgated by Integrating the Healthcare Enterprise. Any healthcare enterprise implementing this standard can easily exact match Patient ID's using this core service of the Universal Patient Index. As currently contemplated, Kalibrate Coin will be paid for each exact match of Patient ID and these payments generate significant revenue for the Universal Patient Index and for the Company.

Hospital Sponsorships. Hospitals currently have the capability to maintain awareness of patient activity within their own networks. However, hospitals lack the ability to know when their patients are seeking services outside their networks. The Company believes that hospitals will pay premium rates for transparency with regard to patients seeking outside-network treatment, allowing them to target those patients with messages designed to influence them to seek services associated with the sponsoring hospital.

Hospital sponsorships provide hospitals out-of-network visibility for the patients that the hospital sponsors. As currently contemplated, each patient will chose a sponsor from the list of hospital sponsors in their market when they initially use FormDrop.

As currently contemplated, FormDrop will require the payment of a Kalibrate Coin for each form filled. After the form has been completely filled, and presented in final form to the user, the payment screen will be presented to the user with options for payment. For the first time a form is filled, all the hospitals that are sponsoring in the market of the user are included in the options for payment. If the patient selects one of those hospitals, that hospital becomes the sponsor for that patient, and for all future forms, only that sponsoring hospital is presented as an option for payment. The user may choose to change the sponsoring hospital by going to the settings screen.

The Company believes that benefits inuring to sponsoring hospitals will include:

- **Data Analytics.** The sponsoring hospital will have complete access to each form filled out by each patient it sponsors. With the rich analytical tools provided, this creates a treasure trove of information that can be sliced and diced at will to provide deep and rich insights into the what, when, where and why patients are accessing services outside the hospital's network. This information has never previously been accessible to any hospital. Hospitals can use the information to derive effective strategies for shifting those services into their networks and thereby increase market share.

- **Patient Interactions.** Engaging interactions with patients targeted at both right times and places. They include the moments during the form-filling process when patients are waiting for a form to be processed and are most engaged in their health management. Those valuable interactive moments are informed by the plethora of information patients provide on their forms, including payment source. Information about payment source allows hospitals to optimally customize the interactions based on the economic characteristics of the patient. Examples include:
  - Engagement reminding the patient to seek a second surgical opinion.
  - Engagement regarding birthing events during a prenatal visit.
- **Branding Digital Health Wallets**. The sponsoring hospital's brand can be associated with the sponsored patient's Digital Health Wallet.
- **Embedding FormDrop and Digital Health Wallets inside Hospital Apps.** The sponsoring hospital can embed the FormDrop app and its sponsored patients' Digital Health Wallets inside the sponsoring hospital's own mobile app.

The Company believes that hospitals will be strongly incentivized to be early sponsors of FormDrop in order to connect with and sponsor patients using the app before their competitors do. It will be in their best interests to be on the list of sponsoring hospitals when patients are adopting FormDrop and selecting hospital sponsors.

The Company's universal patient health information system and its associated targeted messaging capabilities involves access and response to sensitive patient health information. As such, its system necessarily employs only legal and ethical means of accessing and responding to patients.

The Company partners with patients to monetize their private, intimate patient health information without illegally or unethically sharing it with others. *Information relied upon by the Company's system to target patients with relevant messages is not shared with or made accessible to the promoting hospital without the express permission of the patient.*

EMERGENCE OF THE UNIVERSAL PATIENT INDEX

A great many attempts to solve similar problems in healthcare have universally failed to achieve acceptance. Some have been launched by some of the most recognizable technology names like Google, Intel, Microsoft, and Apple with strong and robust technology offerings. Among other challenges, each struggled with the classical network problem. None succeeded in achieving the critical mass necessary for success.

The Company believes that the classical network problem is characterized by the challenge of how to incentivize early adoption when the benefits of adoption do not inure until others adopt in the future. This is particularly difficult when it is necessary to get doctors or hospitals to be the early adopters – neither doctors or hospitals fit the profile that typify early technology adopters. In addition to the use of Kalibrate Coin incentives to power emergence, a suite of highly-demanded, direct-to-consumer products is being launched. Each of those products includes, as supporting features, the indexing of Patient ID's and patient biometrics on the Universal Patient Index. The Company believes this suite of products will create demand for products that do not depend on involvement of or registration by doctors or hospitals. The product suite includes FormDrop, KalibrateV, KalibrateMe, and KalibrateC. Certain of the proceeds from this offering will be used to make strategic investments in the development of these products.

The Company believes blockchains rooted in ecosystems nurtured by utility tokens are inherently suited to solve the classical network problem. Kalibrate Coin (the Universal Health Index utility token) provides needed incentive to drive emergence during the critical early phase and to promote achievement of critical mass.

The Company's adoption strategy is one of the offering's unique strengths. The Universal Patient Index is embedded inside the Company's system components and interdependent products and services for which there is strong demand independent of the demand from doctors or hospitals. The Company's utility token will be used to incentivize adoption of the Universal Patient Index by both patients and health enterprises who use it.

IMPLEMENTATION AND ADOPTION

TheUniversal Patient Index emergence topology is designed to avoid the network problem that has plagued similar projects where benefits of adoption primarily inure when others adopt. The Company believes that the emergence design allows benefits to immediately inure to each adoptee, whether or not others have adopted the Universal Patient Index. As others adopt the index, the Company believes benefits will inure exponentially to all adoptees. The key feature that makes this possible is passive provider adoption. Any provider can benefit when any patient shows up with an active Digital Health Wallet; the provider does not need to undertake any active adoption initiative to experience the benefit of adoption and to provide a better patient experience.

Adoption by Patients: Because of passive provider adoption, the Company believes that the Universal Patient Index can drive patient adoption without initially targeting the engagement of providers. Accordingly, its emergence topology begins with patient adoption and then uses patient demand to drive provider adoption. Patient adoption initiatives include automatic form-filling using FormDrop and direct-to-patient products like Kalibratev and KalibrateMe.

Adoption by Providers: The Company believes that new provider adoptees will inure benefits as their patients request their Patient ID's from those providers and index those Patient ID's onto the Universal Patient Index. Once a provider has given a patient its Patient ID for that patient, and once the patient has indexed that Patient ID onto the Universal Patient Index, the provider will never have to go through the process of searching for that Patient ID again.

Every subsequent time that patient shows up to receive care by that provider, the patient can present the Patient ID that the provider knows that patient by. This eliminates the pervasive and error-prone process by which providers routinely interrogate patients for inexact identifiers like name and date of birth in order to match them to a specific Patient ID. This reduces errors that cause injury and death and improves the patient's experience with that provider.

Not only will this eliminate the inexact matching of a patient with one provider's Patient ID for that patient, but it also facilitates matching of Patient ID's among multiple providers and payors, eliminating the dangerous possibility of inexact matches of patients and multiple provider Patient ID's.

The Company believes this will result in an exponential reduction in inexact matches across healthcare, and create a virtuous cycle that rewards both patients and providers for indexing Patient ID's onto the Universal Patient Index. The Company believes that as this reward cycle continues to increase, more and more providers will find it useful and attractive to actively adopt the Universal Patient Index, particularly since the burden of adoption to a provider is merely the use of the Universal Patient Index website to retrieve Patient ID's when patients show up to register.

Adoption by Payors: Payors may be engaged to adopt through their interest in driving adoption of digital health insurance IDs. Payors are already engaged in the activities of issuing health insurance ID cards and are seeking to motivate patients to adopt digital health insurance IDs using mobile apps. The Company believes that these mobile app initiatives are challenged by the low substantive content (a single digital ID) on their payor apps and have therefore not experienced wide adoption. Payors have every interest in driving digital health insurance ID adoption in order to reduce costs associated with physical health insurance ID cards. Thus, the Company believes that payors can easily be engaged to enhance the content on and value of their digital health insurance ID offerings to patients by adopting the Universal Patient Index for their digital health insurance IDs.

The Company believes that adoption of the Universal Patient Index by payors will drive further adoption by providers. When patients show up to providers with their health insurance ID on the Universal Patient Index, providers may actively adopt the Universal Patient Index in order to get paid, especially since it is easy for them to actively engage through simply using the Universal Patient Index website to retrieve the health insurance ID of the patient.

Adoption by Health Information Exchanges: The Company believes that Health Information Exchanges will naturally benefit from adoption of the Universal Patient Index, which will serve as a more efficient alternative to their typical RLS (record locator service). Each time the RLS is used, it can index the result on the Universal Patient Index and thereby eliminate the need to use the RLS for that specific match ever again. Next time that match is needed, it can be accessed directly through the Universal Patient Index using the standardized Patient Identifier Cross-Referencing (PIX) standard of the IHE (Integrating the Healthcare Enterprise).

IMPACT ON HEALTHCARE

The Universal Patient Index is designed to introduce a new, more efficient protocol for matching Patient ID's logged on a blockchain that are immune to accidental or unauthorized discovery. Whereas the current system relies on inexact identifiers such as name and date of birth that might be duplicated by numerous patients both locally and universally, the Universal Patient Index will be rooted in exact identifiers that are undiscoverably associated.

Whereas *inexact identifiers* such as name and date of birth are relied upon to probabilistically identify each patient who walks in the door and presents for care, *exact identifiers* create one-to-one patient identities that obviate the need for the exchange of inexact identifiers. This has the potential to raise the bar on patient privacy, eliminating the need for patients to identify themselves by name to receptionists with the risk of their private health information being overheard by unwanted listeners in waiting rooms and receiving lines.

When fully implemented, the Company anticipates that Patient ID's will be matched simply by patients presenting to healthcare providers and enterprises one-time, key codes that will serve as exact identifiers. These key codes will be generated in mobile accessible Digital Health Wallets that can be scanned as bar codes or presented as numbers or via other up-to-date transmission technology.

Doctors and hospitals will then be able to enter the patient's key code into a website associated with the Universal Patient Index, which will return to the provider that MPI's Patient ID with which that provider already identifies that patient (if one exists). This, in turn, will give that provider exact identification of the patient's associated health information across enterprises. That provider may have its own process for verifying patient identity, but the Company anticipates that verification will technically be unnecessary.

Implementation of the Universal Patient Index will significantly reduce and even eliminate the currently laborious process of searching patient identities across incompatible MPI's and merging duplicate ones. When implemented, a patient who shows up with a token at one enterprise will be directly matched via the Universal Patient Index when showing up at another enterprise.

The Company believes that the Universal Patient Index is the missing link essential in many healthcare transactions. Inexact Patient ID matching that is prevalant in healthcare, entails huge costs associated with ensuring zero matching error tolerance.

Healthcare transactions are complex, expensive and each episode of care requires many of them; each and every one of the them gets less complex and less expensive and less error prone with the use of the Universal Patient Index.

The Company anticipates that the Universal Patient Index will connect disparate MPI's without compromising the integrity of those systems or requiring glitchy network workarounds that are currently in place. This will be accomplished through its blockchain-based undiscoverable association protocol that operates within a distributed autonomous network accessible across enterprise and political boundaries.

Anticipated outcomes include:

- Reduced barriers preventing transfer of Patient ID's and patient health information across enterprise boundaries and among disparate healthcare information systems.
- Sovereign control by patients over their personal health information.
- Timely, efficient access by healthcare providers to patient information needed to make fully-informed decisions and to provide the best possible treatment and health-related services
- Reduction in cost of complex, healthcare transactions.
- Reduction in medical errors that contribute to patient injury and death.

COMPANY'S ROLE

The Universal Patient Index is expected to operate as a distributed autonomous organization. The Company's role in the Universal Patient Index is to create the core software, launch the distributed autonomous network, incubate the "bootstrapping stage" of developing the business, and engage in additional business activities and development of additional products that drive adoption of the Universal Patient Index. The Universal Patient Index operates under its distributed autonomous organization charter.

To this end, the Company has employed and solicited the services of team members who have extensive, combined experience in health information management, healthcare problem-solving, medical records, computer science, healthcare finance, and biotech.

DEVELOPMENT METHODOLOGY

The Company is employing a "lean start-up" methodology that adapts lean management principles to high tech startup companies and seeks to measure demand through close interaction and feedback from early adopters. Accordingly, it is the Company's intent to streamline its business plan, eliminate wasteful practices, produce increased value during the development phase, iteratively build its products and services to meet the needs of early customers, and reduce market risks through reliance on key performance indicators and early customer feedback. It will achieve these ends by developing a minimum viable product that can be tailored to the specific needs of its users and customers with minimal investment of time and resources.

An important aspect of the Company's lean start-up methodology is its approach to managing labor costs. The diverse and high-tech nature of its products and services demand a team with a wide array of specialized skills and competencies. Acquiring such skills and competencies in a start-up project can quickly result in very high labor costs. The Company's approach is to avoid purchasing more labor than is required by working on a contract, as-needed basis with individuals who possess the skills and competencies needed to complete the Project in a cost-effective, timely manner. Most of the individuals currently contracted by the Company on an as-needed basis are prepared to engage in full-time employment as the Project needs increase to the point that their services are needed on a full-time basis.

STATUS OF PRODUCTS AND SERVICES

The Company is currently in the development stage of the project. No products or services have been launched into the market as of the date of this offering. FormDrop (which is the Company's minimum viable product) and Kalibratv are in active development and are approaching their beta testing phases.

This Project Timeline represents the Company's current views and is subject to revision based on conditions and circumstances.

INTELLECTUAL PROPERTY

The Company is engaged in the protection of its intellectual property associated with this project by filing patent applications. The Company's key patent applications are:

- **Process for Preventing Duplicate Patient ID's**— provisional application filed.
- **Undiscoverable Association Algorithm**—application is in the drafting stage.
- **Massive Parallel Deciphering of Forms**—provisional application filed.

SALES, SUPPLY CHAIN & CUSTOMER BASE AND COMPETITORS

This information can be seen above.

LIABILITIES AND LITIGATION

During January, 2019, in exchange for $40,000 in loan proceeds, the Company issued

Calvin Wiese, the Company's sole director, President and Chief Executive Officer, Promissory Notes in the principal amount of $40,000, which do not accrue any interest and is due and payable in 5 years. There is no litigation against the company.

The team

Officers and directors

Calvin Wiese	President, CEO and Director
Gary Skilton	Vice President & Chief Financial Officer
Lawrence Hufty	Controller, Corporate Secretary

Calvin Wiese
Calvin W. Wiese has served as the Company's CEO, President, Assistant Secretary and sole Director since its inception in December 2018. He leads product and company vision, marketing, operations, and capitalization efforts. He holds an MBA from the Crummer School of Business at Rollins College. His accomplishments span more than 30 years of healthcare senior executive experience. He served for ten years as Senior Vice President and Chief Financial Officer for Adventist Health System (now known as Advent Health), a multi-billion-dollar hospital company, and as a consultant in a national consulting firm. He also worked as an auditor and CPA for Ernst & Whinney as well as collaborating with the Mayo Clinic in managing a $25 million venture capital pool and mentoring start-ups. He has been an ongoing pioneer in ventures pertaining to healthcare and patient health information for more than 30 years. Prior to founding the Company, Mr. Wiese founded Wellspring Clinical Labs, Inc. (founded in 2006) and Kalibratev, Inc. (founded in 2016). Both of these ventures continue to operate and are critical components of the Project supported by this Offering. As part of his responsibilities in this position, Wiese continues to provide executive leadership to those entities, as he has for the past 12 years. He will have broady, ongoing discretionary powers over the Company. Mr. Wiese has a proven track record as a serial solver of large, complex problems that have chronically defied solution, as well as monetizing those solutions to realize outsize returns for investors. Between September 2006 and the present, Calvin Wiese has served as the President and Director of Wellspring Clinical Lab, Inc. Between February 2016 and the present, Calvin Wiese has served as the President and Director of Kalibratev, Inc. Calvin Wiese engages substantially all of his time working for the Company and its associated projects and the Company is his primary responsibility.

Gary Skilton
Gary Skilton has served as the Company's Vice President and Chief Financial Officer since its inception in December 2018. He leads its finance, accounting, funding, and capitalization initiatives. He holds a master's degree in management (MBA equivalent) with an emphasis in finance and marketing from Kellogg School of Business at Northwestern University. His experience includes 21 years as Vice

President and Treasurer for Adventist Health System (now known as Advent Health), a multi-billion-dollar hospital company, where he managed the treasury functions and led multiple highly complex security offerings. He developed and managed innovative tax, debt, and asset management strategies that were widely recognized as setting the bar for health and hospital systems, including $4 billion in assets and more than $3 billion in debt. He developed a groundbreaking tax-exempt hospital accounts receivable securitization program, which realized approximately $3 million per year in arbitrage profit. He also previously served as an auditor and CPA for KPMG Peat Marwick and was the director of tax and accounting for a Fortune 1000, publicly-traded, multinational manufacturer of motion control devices. Prior to the founding of the Company, Mr. Skilton served as the Chief Financial Officer for Wellspring Clinical Lab, Inc. (founded in 2006) and Kalibratev, Inc. (founded in 2016). Both of these ventures continue to operate and are critical components of the Project supported by this Offering. As part of his responsibilities in this position, he continues to provide financial leadership for those entities. Mr. Skilton is a seasoned professional with an established track record at the executive level in the consulting, healthcare, manufacturing, and public accounting industries. He has exceptional talents building and being a strong contributing member of world-class performing teams. He is a visionary and creative problem solver with a reputation for being compassionate and intuitive as well as for being an excellent communicator. Between February 2016 and the present, Gary Skilton has served as Vice President and Chief Financial Officer of Kalibratev, Inc. Between March 2013 and the present Gary Skilton has served as a member of the Board of Directors of Waterman Village Inc. a Continuing Care Retirement Community in Mt. Dora, FL. Gary Skilton currently spends between 10 and 15 hours a week working for the Company. The Company is his primary responsibility, and he is available to devote substantially full time as the Company requires.

Lawrence Hufty

Larry Hufty is a diversified professional with 20 years of experience as a Lieutenant Commander in the United States Navy. He eventually joined the securities industry, holding positions as a financial consultant, operations manager, and administrative officer followed by a significant stint in home office management. He currently owns three retail franchise stores. He has superior skills in organization, accounting, efficiency, and cost control. Hufty served for seven years on active duty Naval service and thirteen years in the Reserves, eventually retiring as Lieutenant Commander. He then joined Merrill Lynch as a financial consultant and ultimately transitioned into branch management. After fifteen years, he left Merrill Lynch for a corporate position as the Head of Branch Administration for Legg Mason, with administrative and financial responsibility for 122 branch offices and their staff. Ten years later, he accepted the position of Branch Financial Officer for Morgan Keegan and eventually assumed the role of managing director of Branch Administration. After nine years with Morgan Keegan, he felt the call of entrepreneurship and bought into the franchise of Great Clips Hair Salons. Hufty holds a Master's of Business Administration with an emphasis on management from Baldwin Wallace University. Between 2010 and the present, Larry Hufty has been the franchise owner of several Great Clips Hair Salons. Larry Hufty currently spends between 10 and 15 hours a week working for the

Company and is available to devote 35 to 40 hours a week as the Company requires.

Number of Employees: 6

Related party transactions

During January, in exchange for $40,000 in loan proceeds, the Company issued Calvin Wiese, the Company's sole director, President and Chief Executive Officer, Promissory Notes in the principal amount of $40,000, which do not accrue any interest and is due and payable in 5 years. Kalibratev, Inc., has provided office facilities, administrative support, and initial product development to the Company. The Company occupies office space under a month to month sublease by Kalibratev, Inc., an affiliate under common management and the obligor under the prime lease. The prime lease is a non-cancellable operating lease with a term of twelve months from the initial date of occupancy. Future minimum payments due under the prime lease are $1,127.05 per month, with an initial security deposit of $ 3,386.49. Assuming the successful completion of this offering, the Company intends to pay fair market prices for such services, facilities and development initiatives. Pursuant to a Development Agreement dated February 8, 2019, between the Company and Kalibratev, Inc., Kalibratev, Inc., has transferred all right, title and property developed for the Universal Patient Index, including, all software and rights for FormDrop, in exchange for $100,000, $20,000 of which shall be due on August 7, 2019, and the balance of which shall be due and payable on February 8, 2020. Calvin Wiese, the Company's sole director and President, is a director and is the President of Kalibratev, Inc. Gary Skilton, the Company's Vice President and Chief Financial Officer is the Vice President and Chief Financial Officer of Kalibratev, Inc.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **The Company was recently incorporated for the purpose of developing its Platform and has a limited operating history.** The Company was recently incorporated for the purpose of developing the Universal Patient Index (the "Platform"). As such, it has a limited operating history and has yet to generate any revenue. This limited history makes it difficult to accurately evaluate its business prospects. Accordingly, the Company's prospects must be considered in light of the risks that any new company encounters. The Company was incorporated under the laws of Delaware on December 19, 2018 and its operations to date have consisted of planning and modeling the Platform, establishing relationships with potential service providers, and preparing necessary documents and filings in order to develop and launch the Platform as currently conceived. Accordingly, it has no operating history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with a new enterprise. The likelihood of its ability to create a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry.

- **The Company may not successfully develop, market and launch the Platform and Kalibrate Coin.** The Company is in the development phase of the Platform and Kalibrate Coin and their development may ever be completed. In addition, the development of the Platform will require significant capital funding, expertise of the Company's management and time and effort in order to be successful. The Company may have to make changes to the specifications of the Platform including, but not limited to, the completed functions and features described in this offering circular. for any number of reasons or the Company may be unable to develop the Platform in a manner that realizes those specifications or any form of a functioning platform. It is possible that the Kalibrate Tokens and the Platform may never be released and there may never be an operational Token or launch of the Platform. The Platform, if successfully developed and maintained, may not meet investor expectations. Furthermore, despite good faith efforts to develop and complete the launch of the Platform and subsequently to maintain the Platform, it is still possible that the Platform will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Platform and the Kalibrate Tokens.

- **The Company may not be able to raise enough funds to fully implement its business plan and develop the Platform.** This Offering is being conducted on a "best efforts" basis, and once the Company raises $10,000, it may begin to close on and use the proceeds of subscriptions. It may not be able to raise enough funds to fully implement its business plan and develop the Platform. As such, its investors may lose their entire investment in this Offering. Even if the maximum proceeds are raised, in the future the Company will need additional funds to support continued growth. If the Company is unable to raise those funds for any reason, including those beyond its control (such as a significant downturn in the economy), the Company may not be able to achieve its business plan.

- **The Company's financial statements include a going concern note.** The Company's auditor has issued a "going concern" opinion on the Company's financial statements, which means that the auditor is not sure if the Company will be able to succeed as a business without additional financing. To date, the Company has not generated revenues and has sustained losses since inception. Because losses will continue until such time that the Company can complete the development and launch of the Platform, and because the Company has no committed source of financing, the Company will rely on financing to support the Company's operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that the Company will be successful in these efforts.

- **Terms of subsequent financings may adversely impact investments made through this Offering.** Even if this Offering is successful, the Company will need to engage in common equity, debt, preferred stock, or token financings in the future. Rights of investors and the value of their investment in the Company's Units could be reduced as a result. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if the Company needs to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as favorable as, and possibly more favorable than, the terms of investment in this Offering.

- **The Company anticipates that its operating expenses will increase in the near future.** The Company anticipates that its operating expenses will increase in the near future as well as over the course of developing the Platform. There can be no assurance that it will ever generate any operating activity or develop and operate the Platform. Investors should consider the Company's proposed business, operations, and prospects in light of the risks, expenses and challenges faced by an early-stage company.

- **The Company may need to borrow funds in the future, incurring risks inherent to borrowing.** The Company may need to seek additional funds in the future by borrowing funds from financial institutions, private individuals or other sources. Typical loan agreements may contain restrictive covenants that impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

- **Even if the Company successfully develops and issues Kalibrate Coins, the Company may not be able to issue Kalibrate Coins to investors in this offering at all, or may issue Kalibrate Coins to investors in this offering that do not have the same rights and restrictions as Kalibrate Coins issued to others. In such event, investors have no right to a refund of any portion of their investment.** The Company believes that it will be able to structure Kalibrate Coins such that they are not deemed "securities" under United States and foreign securities laws. If, however, Kalibrate Coins issued by the Company are deemed to be "securities" for purposes of the US securities laws and/or the securities laws of foreign jurisdictions, the Company will be required to register such issuances under the Securities Act or the securities laws of foreign jurisdictions or rely on an available exemption from the registration requirements. Such an exemption may be unavailable, or may be too costly to comply with. If an exemption is unavailable or too costly to comply with, the investors in this offering would be unable to exercise their Option, and will not be entitled to a refund of any portion of their investment. The Company may determine that in order for Kalibrate Coins to not be deemed securities, that Kalibrate Coins issued pursuant to the Options exercised by investors in this offering, have certain restrictions, which could include, among other things, a restriction from exchanging Kalibrate Coins for cash, in which case, investors in this offering, may receive Kalibrate Coins that have different rights and restrictions than other Kalibrate Coins the Company may issue.

- **Certain risks are associated with the acceptance of payment for Units in Bitcoin**

(BTC) token or Ether (ETH). In addition to US dollars, the Company may, in its discretion, permit investors to purchase Units with BTC and ETH. Prices of such cryptocurrencies are known to fluctuate dramatically within short periods of time. While, the Company intends to convert into US dollars any cryptocurrencies received in the Offering as soon as possible to minimize the risks associated with holding these currencies, any BTC or ETH tendered in exchange for the purchase of the Units may decrease in value prior to the time at which the exchange rate into US dollars is determined, which could significantly reduce the number of Units issuable to the relevant purchaser and/or the proceeds of the offering. In addition, the Company will hold and maintain digital wallets into which ETH and BTC payments will be transferred by investors. While the Company has taken significant measures to secure its systems and digital wallets, payments received in cryptocurrencies are subject to potential loss. The Company's crypto-wallet credentials could be lost or stolen. The wallets in which the Company receives cryptocurrencies could contain software weaknesses or bugs and may be subject to cyber-attacks and hacks. In June 2016, a perpetrator hacked into the computing systems of The DAO and stole more than $50 million in ETH proceeds from The DAO's token offering. If any of the foregoing events occur, it could result in the permanent loss of such cryptocurrencies and may have a material adverse effect on the Company's business operations and the value of investments.

- **The Company's common stock or Kalibrate Coins (if deemed securities), may be subject to registration under the Exchange Act if the Company's assets rise above $10 million and there are more than 2,000 holders of shares, or Kalibrate Coins.** If the Company's shares or the Kalibrate Coins, if deemed securities, become subject to registration under the Exchange Act due to the Company's assets rising above $10 million and there being more than 2,000 holders of the same, the Company's costs would increase substantially and require substantial attention from management. Companies with total assets above $10 million and more than 2,000 holders of record of securities, or 500 holders of record of securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. The Company could trigger this requirement as a result of its future offerings and may be required to register its common stock or Kalibrate Coins, if deemed securities, with the SEC under the Exchange Act. This would be a laborious and expensive process. Further, if such registration takes place, the Company will have materially higher compliance and reporting costs moving forward.

- **The tax treatment of Kalibrate Coins is uncertain. There may be adverse tax consequences for investors that result from certain future events.** The tax characterization of Kalibrate Coins is uncertain. All investors much seek their own tax advice in connection with an investment in the Units and the future exercise of the Option. Investments in the Units or the future exercise of the Option, may result in adverse tax consequences to investors, including withholding tax, income tax, and tax reporting requirements. All investors should consult with and must rely upon the advice of their own professional tax advisors with respect to the Unit status and non-U.S. tax treatment of an investment in the Units.

- **It may be illegal now or may become illegal in the future to acquire, own, hold, sell, or use Kalibrate Coin in one or more countries.** Although at present BTC, ETH, and other cryptocurrencies, blockchain, and digital assets generally are not regulated (or are lightly regulated) in most countries, including the United States, one or more countries may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell, or use these digital assets such as Kalibrate Coins. Such restrictions may adversely affect the holders of the Company's Units.

- **Increased risk may be imposed by government regulation, legislation, and censorship.** The Company is subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of or even preclude the Company's operation. Additionally, an increase in government censorship of the Internet could have a negative impact on the Company's business.

- **The value of an investment may be impacted by foreign securities laws.** Prior to accepting any subscriptions from residents of foreign jurisdictions, the Company intends to consult with counsel to ensure that it accepts any such subscription in compliance with local law. If, however, the Company accepts any subscriptions and inadvertently fails to comply with local law, the Company may be subject to regulatory actions in such foreign jurisdictions, which may adversely and materially impact the value of investments in this Offering.

- **If the Company is unable to satisfy data protection, security, privacy, and other government- and industry-specific regulations and requirements, its growth could be harmed.** The Company's platform, software applications, and other interfaces and applications built thereon are being developed, and there are no assurances that the Platform, if launched, will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use the Platform. Further, the Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Platform. Cyber-attacks may target users, or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on the Company's business. The integrity, reliability, and operational performance of the Company's information technology (IT) infrastructure are critical to the Company's operations. The Company's IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, the Company's systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of the Company's IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage the Company's reputation, and have a materially adverse effect on the Company's operations, financial performance, and prospects. The Company intends to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that the Company can carry on its business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to the Company's operations, and the consequence of such would have a materially adverse effect on the Company's financial performance and prospects. In addition, the Company's controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm the Company's reputation and have a materially adverse effect on the Company's operations, financial performance, and prospects. We store personal and other sensitive information/digital data of the Company's investors, users and other third parties who use the Company's platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of the Company's information. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Company's software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of the Company's investor or user data, the Company's relationships with the Company's investors, users and/or other third parties will be severely damaged, and the Company could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Company and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

- **There is no public market for the common stock and a public market may never develop.** Prior to this Offering, there has been no public market for the common stock. The Company cannot predict the extent to which a market for the common stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of such securities. In addition, if the Kalibrate Coin is issued, a market may never develop therefore. In addition, as set forth above, the Company may determine that any Kalibrate Coins issued upon exercise of any Option to investors in this offering, not be exchangeable for cash. The initial offering price of the Units was determined by the Company's management based upon factors relating to the estimated pricing of the proposed Units and is not in any way indicative of its actual value, if and when issued, following the completion of this Offering. Investors may not be able to resell their Units at or above the initial offering price, if at all. In addition, there is no trading market for the option to purchase Kalibrate Coins or for the Kalibrate Coins, and a public trading market is not expected to be developed.

- **The Company's technology could become obsolete by virtue of the development of other innovative technologies.** The blockchain industry in which the Company intends to compete is subject to rapid innovation and change, and there is a risk that changes or innovations may occur while the Company is developing the Platform and Kalibrate Coin which could render the Company's business model and technology obsolete. Innovation is continuous in the Company's industry. There is no way to exclude the possibility that some new innovation may emerge that renders the Company's novel business methods obsolete.

- **Further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.** Growth of the blockchain industry in general, as well as of cryptocurrencies, is subject to a high degree of uncertainty. Factors affecting further development of the cryptocurrency industry, as well as of blockchain networks, include, without limitation: • Worldwide growth in the adoption and use of BTC, Ether ETH, and other blockchain technologies; • Government and quasi-government regulation of BTC, ETH, and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; • Maintenance and development of the open-source software protocol of the Ethereum network; • General economic conditions and the regulatory environment relating to cryptocurrencies; or • Decline in the popularity or acceptance of BTC, ETH, or other blockchain-based digital tokens or utility tokens. The slowing or stopping of such development, general acceptance, and adoption and usage of blockchain networks and blockchain assets may have an adverse effect on the Company's business.

- **The determination of the offering price per Unit was made arbitrarily.** There is no established public trading market for the common stock or the Options. The offering price was arbitrarily established by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria of value.

- **The Company expects to face competition.** Although the Company reasonably anticipates that the Platform is a novel concept with unique universality, it anticipates that a variety of competitors may emerge with alternate solutions offering functionality similar to what the Company is proposing. The launch of any such networks could make it more difficult for the Company to gain market acceptance if and when the Platform is launched, which could have a material adverse effect on the Company's prospects and the prospects of the Platform. In addition, such competitors may have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than the Company. As a result, these competitors will likely be able to take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than the Company. There can be no assurance that the Company will compete successfully with such competitors.

- **The Company may become involved in lawsuits to protect or enforce the Company's intellectual property, which could be expensive, time consuming,**

and ultimately render the Company's business unsuccessful. One of our most valuable assets is our intellectual property. We have one pending provisional patent application and plan to explore other opportunities to patent parts of our core technology, however, such patent may never be issued, or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain Competitors may infringe on the Company's intellectual property. To counter infringement or unauthorized use, the Company may be required to file infringement claims, which can be expensive and time-consuming. Any claims the Company asserts against perceived infringers could provoke those parties to assert counterclaims against it alleging that it has infringed on their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of the Company is invalid or unenforceable, in whole or in part, or may construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that the Company's patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more patents at risk of being invalidated or narrowly interpreted, which could adversely affect the Company and its collaborators. Further, commercial success depends upon the Company's ability, and the ability of its collaborators, to develop, manufacture, market, and sell its products and services and use its proprietary technologies without infringing on the proprietary rights of third parties. There is considerable intellectual property involved in developing and operating the Platform. While the Company is not currently a party to any such litigation, and while it does not believe that its technology infringes on the intellectual property rights of any third party, it cannot guarantee that this is the case. It is also possible that it has failed to identify relevant third-party patents or applications. The Company may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its products and technology, including interference or derivation proceedings before the U.S. Patent and Trademark Office and similar bodies in other countries. Third parties may assert infringement claims against it based on existing intellectual property rights and intellectual property rights that may be granted in the future. If the Company is found to infringe on a third party's intellectual property rights, it may be required to obtain a license from such third party to continue developing and marketing its products and technology. However, it may not be able to obtain such required license on commercially reasonable terms or at all. Even if the Company were able to obtain a license, that license might be non-exclusive, thereby giving its competitors access to the same technologies licensed to the Company. The Company could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, the Company could be found liable for monetary damages, including treble damages and attorneys' fees, if it is found to have willfully infringed on a patent. A finding of infringement could prevent it from commercializing its products or could force the Company to cease some of its business operations, which could materially harm the Company's business. Claims that it has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.

- **The Company may be unable to effectively manage growth.** The Company currently has limited management and administrative resources. If it is successful in implementing its business strategies, it may experience a period of rapid growth and expansion that could place significant additional demands on its management and administrative resources. The management team's failure to manage this potential growth effectively could have a material adverse effect on business operations and outcomes. This could, in turn, adversely and materially impact each purchaser's investment.

- **The Company's management has full discretion with regard to the use of proceeds of this Offering.** The Company's success will substantially depend upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in this offering is an estimate based on the Company's current business plan. It may, however, find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another. It retains broad discretion to do so. The Company's management intends to use the net proceeds from this Offering to create and develop the Platform, to fund general operations, and for operating capital and reserves. The Company's management will have broad discretion in the application of the net proceeds. Investors will have to rely upon the Company's judgment with respect to the use of the net proceeds. The Company's management may utilize the net proceeds in a manner in which investors may disagree. The failure by the Company's management to apply these funds effectively could have a material adverse effect on its ability to launch the Platform and Kalibrate Coin.

- **A majority of the Company's Common Stock is owned by the Company's CEO.** As of the date of this Offering Statement, Calvin Wiese, the Company's president and sole director, owns more than 66% of the shares of the Company's issued and outstanding Common Stock. Therefore, Mr. Wiese is able to control its management and affairs as well as most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of investors.

- **The Company is dependent on contributions made by existing key personnel, and the Company needs to attract and retain additional talent.** The Company's future success depends on the efforts of key personnel and consultants, particularly the founder Calvin Wiese. The loss of services of any key personnel may have an adverse and material effect on the Company's business operations and objectives. There can be no assurance that the Company would be successful in attracting and retaining alternative personnel needed to successfully develop and launch its products and services. In order for the Company to implement its business plan, it needs to identify and recruit highly qualified personnel with backgrounds in developing distributed ledger technology applications and who have skills required for developing and managing developmental stage businesses. The Company believes that it will face intense competition for personnel. If it is not able to identify and recruit the necessary personnel to implement its business and launch the Platform, you could lose your investment.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once the Company meets its target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become the Company's shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Calvin Wiese, 65.56% ownership, Common Stock (30,000,000 shares)

Classes of securities

- Common Stock: 45,760,281

Capitalization

The Company's Certificate of Incorporation authorizes the issuance of up to 500,000,000 shares of Common Stock (the "Common Stock"). As of immediately prior to the commencement of this Offering there were 45,760,281 shares of Common Stock outstanding. The Company has also granted various founders the right to receive an aggregate of 11,890,281 Kalibrate Coins, if and when issued.

Voting Rights

The holders of shares of Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of the Company's operations and the Company's financial condition and any other factors that the Company's board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never paid a dividend and do not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of the Company's assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that the Company may designate and issue in the future.

What it means to be a Minority Holder

In our Company, the voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Common Stock, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that investors own will decrease, even though the value of the Company may increase. Investors will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, investors could experience value dilution, with each share having less market value than it did before. Investors could also experience control dilution, meaning a reduction in the total percentage of the Company that the investor owns. There may also be earnings per share dilution, resulting in a reduction in the amount earned per share. Most early stage companies do not offer dividends but instead prefer to re-invest earnings back into the company.

The type of dilution that may potentially harm early-stage investors tends to occur when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

The Company intends to engage in a concurrent Regulation D and Regulation S Offering, in which it intends to sell Units for $20,000,000, which would result in immediate dilution of your investment.

It is important for all investors to understand the various ways in which the value of shares may decrease as a result of actions by the Company. Dilution can drastically change the value of each previously-issued share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS


Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

OPERATING HISTORY

The Company was incorporated on December 19, 2018. Since that date, the Company's operations have consisted of planning and developing the Universal Patient Index. The Company does not have any operating history beyond the developmental stage.

The Company has received no revenues from operations since its inception. Certain costs associated, to date, in connection with formation, development, and support of the Company have been borne by Kalibratev, Inc., which has also provided office facilities and support without cost to the Company. Assuming the successful completion of the Company's capital formation efforts, it intends to pay fair market prices for such services and facilities.

Financial Milestones

Over the next 12 to 24 months, the Company plans to utilize the net proceeds of this Offering and the Regulation D and Regulation S Offerings in which the Company intends to engage, for the purpose of developing, launching and marketing the Universal Patient Index and its various components.

The Company anticipates that the proceeds from this Offering and the Regulation D and Regulation S Offerings which the Company intends to conduct, will be sufficient to fund developmental operations for a period of 24 months.

Liquidity and Capital Resources

To date, the Company has generated no cash from operations but instead has generated negative cash flows from operating activities.

The Company's future expenditures and capital requirements will depend on numerous factors, including: (a) the success of this Offering and its concurrent Regulation D and Regulation S Offerings in which the Company intends to engage, (b) the progress of the Company's research and development efforts, and (c) the rate at which the Company can implement the bootstrapping stage of the Universal Patient Index.

The Company anticipates that if it raises the maximum amount in this Offering it will provide sufficient capital to finance the Company's operations for the next six months.

If the Company does not sell the Maximum Amount, or if the Company's operating and development costs are higher than anticipated and outlined in this Offering Statement, the Company may need to obtain additional financing prior to the end of the six month period. The Company anticipates that, after the six month period, it will need to raise additional funds to finance operations until such time that it can conduct profitable revenue-generating activities.

Indebtedness

During January, 2019, in exchange for $40,000 in loan proceeds, the Company issued Calvin Wiese, the Company's sole director, President and Chief Executive Officer, Promissory Notes in the principal amount of $40,000, which do not accrue any interest and is due and payable in 5 years. Kalibratev, Inc., has provided office facilities, administrative support, and initial product development to the Company. Assuming the successful completion of this offering, the Company intends to pay fair market prices for such services, facilities and development initiatives. Pursuant to a Development Agreement dated February 8, 2019, between the Company and Kalibratev, Inc., Kalibrative, Inc., has transferred all right, title and property developed for the Universal Patient Index, including, all software and rights for FormDrop, in exchange for $100,000, $20,000 of which shall be due on August 7, 2019, and the balance of which shall be due and payable on February 8, 2020.

Recent offerings of securities

- 2019-01-13, Regulation D, 45760281 Common Stock. Use of proceeds: No proceeds. Founders issuance.

Valuation

$18,304,112.40

The Company has not undertaken any formal efforts to obtain a valuation of the Company. The price of the Units merely reflects the opinion of the Company as to what would be the fair market value of the Units. The Company based this on the addressable market size for the minimum viable product, the value of the digital assets created by filling forms for patients with FormDrop, the projected transaction fees that will be generated by matching Patient IDs across healthcare and the current development state of the system.

USE OF PROCEEDS

	Minimum	Maximum
Amount Raised	$10,000	$1,070,000
Less Cost of Issuance		
StartEngine fees	(1,000)	(107,000)
StartEngine Administrative and Transfer Fees	(1,000)	(12,655)

Audit Fees	(3,000)	(3,000)
Legal Fees	<u>(5,000)</u>	<u>(5,000)</u>
Estimated Cost of Issuance	(10,000)	(127,655)
Net Proceeds	0	942,345
Use of Proceeds		
Development of Universal Patient Index	0	369,286
Payment of prior development costs to Kalibratev, Inc.		20,000
Promotion of Universal Patient Index	0	115,109
Development of Products and Services to drive of adoption of Universal Patient Index	0	230,314
Working Capital	<u>0</u>	<u>207,636</u>
Total Use of Proceeds	<u>0</u>	<u>942,345</u>

Irregular Use of Proceeds

Irregular Use of Proceeds. The Company expects to incur Irregular Use of Proceeds that may include regular compensation for services by officers and significant shareholders and payments for services provided by related companies. The Company expects to use portions of the proceeds for the development of products and services to drive the adoption of Universal Patient Index to fund such activities of related parties, including Kalibratev, Inc. These activities will be funded through various means that may include loans, operating agreements, development agreements and purchases of equity.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at kalibrateblockchain.com in the section labeled investor information. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Kalibrate Blockchain Corporation

[See attached]

KALIBRATE BLOCKCHAIN CORPORATION

Audited Financial Statements for The Year Ended December 31, 2018

February 12, 2019



Independent Auditor's Report

To Management
Kalibrate Blockchain Corporation
Altamonte Springs, FL

We have audited the accompanying balance sheet of Kalibrate Blockchain Corporation as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalibrate Blockchain Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 12, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

KALIBRATE BLOCKCHAIN CORPORATION
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS	
Cash	$ -
TOTAL CURRENT ASSETS	-
NON-CURRENT ASSETS	
Intangible Assets	-
TOTAL NON-CURRENT ASSETS	-
TOTAL ASSETS	-

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES	
Related Party Loan	487
TOTAL LIABILITIES	487
SHAREHOLDERS' EQUITY	
Common Stock (66,134,825 shares authorized; 0 issued; $.00001 par value)	-
Additional Paid in Capital	-
Stock Subscription Receivable	-
Retained Earnings (Deficit)	(487)
TOTAL SHAREHOLDERS' EQUITY	(487)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

See accompanying notes.

KALIBRATE BLOCKCHAIN CORPORATION
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating Expense		
General & Adminstrative	$	-
		-
Net Income from Operations		-
Other Income (Expense)		
Oraganizational Costs		(487)
Net Income	$	(487)

See accompanying notes.

KALIBRATE BLOCKCHAIN CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(487)
Net Cash Flows From Operating Activities		(487)
Cash Flows From Financing Activities		
Related Party Note		487
Net Cash Flows From Investing Activities		487
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

See accompanying notes.

KALIBRATE BLOCKCHAIN CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Starting Equity	$ -
Issuance of Stock	-
Net Income	(487)
Ending Equity	(487)

See accompanying notes.

NOTE 1: NATURE OF OPERATIONS

Kalibrate Blockchain Corporation (the "Company") is a corporation organized December 19, 2018 under the laws of Delaware. The Company was formed to develop a blockchain to index patient health information and issue a cryptocurrency token to support the ecosystem around this blockchain.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Developer'sCompany is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates
The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity (as syndication costs) upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

The Company recognizes revenue when:
(1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;
(2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and
(4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2018.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Lease

The Company occupies office space under a month to month sublease by Kalibratev, Inc., an affiliate under common management and the obligor under the prime lease. The prime lease is a non-cancellable operating lease with a term of twelve months from the initial date of occupancy. Future minimum payments due under the prime lease are $1,127.05 per month, with an initial security deposit of $3,386.49.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE 3: RELATED PARTY TRANSACTIONS

In January of 2019, in exchange for $40,000 in loan proceeds, the Company issued Calvin Wiese, the Company's sole director, President and Chief Executive Officer, Promissory Notes in the principal amount of $40,000, which do not accrue any interest and are due and payable in 5 years.

Kalibratev, Inc., has provided office facilities, administrative support, and initial product development to the Company. Assuming the successful completion of this offering, the Company intends to pay fair market prices for such services, facilities and development initiatives. Pursuant to a Development Agreement dated February 8, 2019, between the Company and Kalibratev, Inc., Kalibrative, Inc., has transferred all rights, title and property developed for the Universal Patient Index, including, all software and rights for Form Drop, in exchange for $100,000, $20,000 of which shall be on August 7, 2019, and the balance of which shall be due and payable on February 8, 2020.

Calvin Wiese, the Company's sole director and President, is a director and is the President of Kalibratev, Inc. Gary Skilton, the Company's Vice President and Chief Financial Officer is the Vice President and Chief Financial Officer of Kalibratev, Inc.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2018. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through February 12, 2019, the date the financial statements were available to be issued. Subsequent to December 31, 2018 the following significant events have occurred:

In January of 2019, the Company issued 45,760,281 founding shares of its Common Stock with a par value of $0.00001 per share. These shares were issued at par, with a receivable of the par value from the shareholders. In connection with the issuance of these founding shares, the Company also granted rights to 11,890,281 self-created cryptocurrency utility tokens ("Kalibrate Coins") the Company expects to issue in connection with a public token offering in the future.

In January of 2019, the Company's board approved a plan to conduct capital raises under SEC Regulations CF, D, and S, such raises to occur during 2019. The Company intends to offer up to

$21,070,000 worth of securities, plus options to acquire cryptocurrency utility tokens at the ratio of one option per share of stock.

There are no additional material events requiring disclosure or adjustment to the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Discover Investments Edit My Campaign Blake A.

Kalibrate Blockchain is pending **StartEngine Approval.**

PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1.07M goal
Kalibrate Blockchain
Filling Forms to Index Healthcare
Small OPO
Altamonte Springs, FL
Health Tech
Accepting International Investment

Overview Team Terms Updates Comments **Share**



Kalibrate
BLOCKCHAIN
Indexing healthcare with blockchain.

*The **UNIVERSAL PATIENT INDEX** is the blockchain platform that resolves patient identity across healthcare.*

Click the clipboard goodbye!

Introducing FormDrop mobile app



Patients universally dislike filling out forms on clipboards.

Despite more than a decade of significant investments in Electronic Health Record (EHR) technology, patients in the United States are still handed millions of clipboards with paper forms on them each year. In this age of clicks and taps, patients wonder why they're still handed clipboards, paper forms, and pens or electronic tablets most of the time and expected to remember and provide important personal health information whenever they seek healthcare services.

The FormDrop mobile app will solve this problem by allowing you to use your smartphone to automatically fill out any form, anywhere, made by anyone.



UNIVERSAL
PATIENT INDEX™
The missing link essential to every health transaction
Indexing Healthcare with Blockchain
Patient IDs ▪ Patient Biometrics

Just click on the image using your mobile device camera, and Kalibrate Blockchain's FormDrop app uses patent-pending human-augmented artificial intelligence to fill out the form and fax or email it to the medical records specialist at your healthcare provider's office. Where does the information come from?

FormDrop will use information previously stored in your personal Digital Health Wallet and indexed on the Universal Patient Index blockchain.

Each time you fill out and submit a form via FormDrop, any new information you provide on that form will be securely stored in your Digital Health Wallet, and your Patient ID associated with that form is indexed on the Universal Patient Index for future use and easy retrieval. While filling out the new form, you can add new information or update existing information that has previously been indexed.

Your Digital Health Wallet will allow you to fully control access to your personal health information.

When you claim their personal Digital Health Wallet, you gain full control of your personal health information accessible via the Universal Patient Index. Your Digital Health Wallet, which operates based on the Undiscoverable Association Protocol, is your go-to tool for quickly and securely sharing personal health information with requesting healthcare providers.

UniversalPatientIndex.com

The Universal Patient Index is Kalibrate Blockchain's solution to the chronic and persistent problem of resolving Patient IDs across healthcare information systems.

Additionally, Kalibrate Blockchain is developing a suite of products that serve as gateways to the emergence of the **Universal Patient Index** including:

- **FormDrop** (form-filling app and minimum viable product)

- **Digital Health Wallets** (patient-sovereign personal health index distributed application)

- **KalibrateMe** (personal blood testing kit)

- **KalibrateV** (personal vitamin system & blood testing kit)

- **KalibrateC** (Warfarin-derived drug with embedded blood testing kit)

- **KalibrateCoin** (cryptocurrency utility tokens driving emergence of the Universal Patient Index and operation of its associated products)

This fully-integrated system puts patients in control of their own health information while offering new opportunities for health enterprises to communicate with patients both inside and outside of their networks.

Development Stage

The Company is currently in the development stage of the project. No products or services have been launched into the market as of the date of this offering. FormDrop (which is the Company's minimum viable product) and Kalibratev are in active development and are approaching their beta testing phases.

This Project Timeline represents the Company's current views and is subject to revision based on conditions and circumstances.

The Offering

Investment

$0.40 per Unit, comprised of One share of Common Stock and One option to purchase One Kalibrate Coin.

When you invest you are betting the company's future value will exceed $19 million.

Option Terms

Option may be exercised at the price of $1.00 at any time after a bona fide transaction, pursuant to which the Company sells and issues Kalibrate Coins to the general public in a publicized offering. Option shall expire if not exercised on December 31, 2025.

Kalibrate Coin

Description: Kalibrate Coin represents the right to use the Universal Patient Index. It will be used to compensate the autonomous computing agents that serve the Universal Patient Index. Kalibrate Coin can be used to purchase the products and services associated with the Universal Patient Index including Kalibratev, KalibrateMe and KalibrateC. Kalibrate Coin is a digital token created by smart contracts. The Company expects to create Kalibrate Coins on the Etherium blockchain network, and it may, at some future date be transferred to some other blockchain.

The Universal Patient Index system will require utility tokens called Kalibrate Coins to create incentives for autonomous agents or "players" to operate its blockchain-based distributed autonomous network. As currently contemplated, Kalibrate Coin will be a utility token offered via an initial coin offering (ICO) at an unspecified future time.

Blockchains rooted in ecosystems nurtured by utility tokens are inherently suited to solve the classical network problem. The Company's utility token, Kalibrate Coin, if issued, will be used to obtain access to services, pay for the costs of delivering services, and sell goods associated with the Universal Patient Index. As currently contemplated limited number of utility tokens will be issued and used in the Universal Patient Index system.

The Company anticipates that the resulting cryptoeconomy will provide ongoing motivation among healthcare enterprises, providers, and patients to participate in the Universal Patient Index to their ultimate long-term benefit. The Company believes that such participation will contribute to a network effect whereby use of the Universal Patient Index will become more valuable as increasing numbers of healthcare enterprises, providers, and patients continue to adopt the Universal Patient Index, creating increased demand for the Universal Patient Index and its associated products and services.

The right to tokens is contingent upon the successful development of such tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

Pressing Need Recognized for Patient ID & Biometric Matching Across Healthcare



The need for a universal means to accurately and efficiently match patient ID's and patient biometrics across healthcare is well documented in both health information technology and health management literature.

In 2017, The College of Healthcare Information Management Executives described it as a "serious problem," and in 2015 it stated that "unintended injury attributable to patient data-matching error is a considerable and growing problem in this era of health information exchange... Despite years of development, no clear strategy on patient matching has emerged."

In February 2018, the New England Journal of Medicine made the following claim in an article published on its website:

"Developing a unique patient identifier system would have many benefits. When accurate information is attached to the right patient, data access is timelier for clinical, administrative, quality improvement, and research purposes; inappropriate care, redundant tests, and medical errors are reduced; and health information exchange becomes easier — within organizations as well as between. Identifiers are also beneficial for patient mobility, allowing information to be linked to patients and following them as they move."

Extensive time and effort are spent during the patient registration process to gather patient identity information. It is particularly difficult and time-consuming to gather enough information with each transaction to match patient ID's across master patient indexes (MPI's) to the level of accuracy required by insurance, pharmacy, and clinical systems. This represents significant redundancy of effort, risk of error, and loss of time by patients and healthcare providers alike.

In fact, the patient registration and identity verification process, which is central to every episode of healthcare delivery, is one of the most pervasive, time consuming, labor intensive nonclinical efforts undertaken by healthcare providers. Those processes continue to be among the most dominant and inefficient support processes in healthcare.

The matching of Patient ID's across healthcare transactions is essential to many core healthcare functions including billing, private information exchange, and authorization for treatment or procedures.

Current health IT systems rely primarily upon demographic data such as

Two years later, when no workable solutions had emerged from the CHIME Challenge the organization suspended the contest stating, "We remain committed to finding a solution that accurately identifies a patient 100 percent of the time, and we will use our position as a leader to bring together key stakeholders and double down our efforts."

According to Ben Moscovitch, manager of health information technology at The Pew Charitable Trusts, "The CHIME challenge helped underscore the importance of patient identification and matching in fostering the interoperable exchange of health data, and the difficulty in addressing this perennial problem in healthcare" (Siwicki).

While many powerful technology companies have recognized the need and created related products, a satisfactory solution has remained elusive —until now. The Company's founder Calvin Wiese has, for more than 30 years, been actively seeking a universal patient identity solution that was originally envisioned and authorized by HIPAA but eventually abandoned and defunded due to patient privacy concerns that were, until now, unsolvable. Recently emerging blockchain technologies allow for the development of viable universal solutions to previously unsolvable problems.

Patients wander in and out of various health networks for various reasons. They wander around the healthcare universe seeking various health-related products and services. Every place they seek those products and services, they leave behind nodes of information distributed throughout the health information universe. Only patients know where they have been in the healthcare universe.

Patients currently have little control over the information they've distributed across the health information universe, yet hospitals and doctors largely rely on patients to be the indexes of that information. Accordingly, at each point of service good medical practice requires healthcare providers to interrogate patients about their own health-related events as well as about the healthcare products and services they have consumed to that point. Through imperfect, inefficient, and redundant processes, doctors and hospitals seek to gather the scattered nodes of information patients have deposited over years and even decades across the healthcare universe.

Filling out forms is a widely-used method for interrogating the patient/index. But the problem remains that patients are poor indexes of their own health information. They are forgetful and make errors in filling out forms. Doctors understandably interrogate patients with skepticism because patients are error-prone indexers.

Kalibrate Blockchain has, for the past two years, been engaged in researching and developing the Universal Patient Index to address the well-known, well-defined, pervasive, and expensive problem of Patient ID matching. Kalibrate Blockchain expects to accomplish this purpose without creating a centralized database that itself would be vulnerable to name, birth date, and billing addresses to match Patient ID's. This strategy matches Patient ID's with 90 to 95 percent accuracy, but, scaled to population, results in unacceptably high numbers of duplicate but inconsistent records that need to be corrected or merged, with high risk for error that has the potential to negatively impact medical outcomes.

According to the Rand Corporation, the "lack of a [universal patient identifier] prevents the health care system from achieving full automation and connectivity and its full clinical, public health, and research potential because it is dependent on non-ambiguous linking of patients and records." In fact, Rand Corporation has estimated that effective private health information exchange between healthcare providers would realize more than $77 billion in efficiency savings alone and potentially more than double this figure in terms of improved clinical outcomes and patient safety.

Recent efforts to adopt sophisticated electronic health records systems (EHR's) and drive system interoperability have been inefficient and inaccurate in matching Patient ID's across multiple independent enterprise MPI's. Numerous entities have sought to solve the Patient ID problem specifically. They have failed to solve the problems of time consumption, inefficiency, and introduction of Patient ID errors that continue to plague healthcare.

Early proponents of assigning each patient a unique numerical identifier failed to overcome objections that such an identifier would potentially expose patients to hacking, fraud, and unacceptable risk that private data might be compromised. Accordingly, in 1998, patient privacy advocates lobbied Congress to pass Public Law 105-277, which prohibits the Department of Health and Human Services from allocating federal government resources to "promulgate or adopt any final standard... providing for the assignment of a unique health identifier for an individual... until legislation is enacted specifically approving the standard."

In 2017, the College of Healthcare Information Management Executives (CHIME) recognized patient identity as a "serious problem in healthcare" (Siwicki). According to the American Health Information Management Association, the average medical record duplication rate is between 8 and 12 percent. Accordingly, CHIME sponsored an industry-wide competition for the purpose of "incentivizing innovators to create a solution for ensuring 100 percent accuracy in identifying patients in the U.S." (Siwicki).

The College of Healthcare Information Management Executives (CHIME) Healthcare Innovation Trust considered accurate patient identification "fundamental to patient care today."

As such, CHIME hosted a $1 million National Patient ID Challenge in 2016 to stimulate creation of a "nationwide patient identification solution." It set extremely high standards for the contest in terms of potential situations and use cases. No contestant was able to clear all of the hurdles.

hacking or privacy infringement. Such databases have already proved to be unfeasible solutions to problems of Patient ID matching among healthcare enterprises and providers.

Kalibrate Blockchain is incorporating a patent-pending blockchain process into the Universal Patient Index that detects duplicate patient identities. The blockchain Universal Patient Index efficiently, accurately, and securely matches Patient ID's across health information transactions and enterprise boundaries.

Kalibrate Blockchain's primary goal for the Universal Patient Index is to lower barriers between existing MPI's currently used by every healthcare enterprise. The Universal Patient Index achieves this by associating Patient ID's with deterministic hierarchical keys stored in token-operated, patient-sovereign Digital Health Wallets that detect and merge these duplicate identities within the Universal Patient Index.

Kalibrate Blockchain's Undiscoverable Association Protocol will make Patient IDs indexed on the Universal Patient Index invulnerable to malicious or surreptitious attack.

The Universal Patient Index is patient-sovereign rather than owned by any proprietary interests, an inherent quality of blockchain technology that extends nicely to the realm of patient sovereignty in healthcare. Cross-referencing Patient ID's across MPI's to facilitate exact matching has been unattainable and unacceptable until now due to patient privacy protections. Kalibrate Blockchain's Undiscoverable Association Protocol eliminates the privacy threats previously thought insurmountable.

Kalibrate Blockchain's leaders and developers believe that the Universal Patient Index is the best solution to the Patient ID matching problem. It meets 26 of the 27 criteria defined in the CHIME rubric used in its widely-publicized National Patient ID Challenge (see rubric below).

The Universal Patient Index augments the efforts of patients to index their own health information, equipping them to more easily fulfill their indexing role in healthcare. It will make indexing more reliable for doctors. It will automate filling out forms and make form-filling easy and accurate. Ultimately, it will yield better and more accurate information that will lead to better and safer patient outcomes.

USE CASE RUBRIC

From CHIME National Patient ID Challenge





Applicable Use Case	Situation
1	Patient arrives at care location with identification
1	Patient is new
1	Patient is returning
2	Patient arrives at care location without identification
1, 2	Patient arrives unconscious with or without identification
1	Patient is a minor without legal guardian. If solution has age dependency, please describe.
2	Multiple birth patients require identification
2	Identical twins
1, 2	Fraternal twins
1, 2	More than 2
2	Patient tries to use a card that is a stolen identity or not their own
2	Patient is medically compromised (is confused, altered mental state, having seizures, cannot speak)
2	Patient is a non-English speaker, including aphasic, deaf, and does not have identification
2	Patient has had identity stolen, including SSN, DOB, and financial records
1	Patient is not physically present to register or enrolls remotely. Describe how your solution would handle this, as well as the scenario of remote care delivered to patients
1, 2	Patient not found in system. Describe how your solution will handle misspellings, typos, character transpositions, first and last name reversals, or sound alike names.
1, 2	Patient presents with injury that disfigures eyes, face, limbs

1, 2	Patient is homeless without a permanent address	
	Patient does not consent to identity verification	
1, 2	Patient is a celebrity or VIP	
1	Patient enrolls in a health insurance exchange	
1	Patient enrolls in their provider's EHR or portal	
2	Provider receives an enrollment record from an insurance company and needs to verify patient ID	
1	Provider is using a mobile device. How does your solution work to identify patient?	
1	Providers needs to verify patient identification across provider care settings (lab, pharmacy, radiology clinic, specialists, etc.). Describe how the solution works when the patient is and is not present.	
2	Provider needs to verify patient identity at bedside for administration of meds, testing, food delivery	
1, 2	Provider searchers for patient identification and verification across a health insurance exchange	

Universal Patient Index **EMERGENCE Strategy** Driven by High-Demand Consumer Products and Cryptocurrency

Kalibrate Blockchain is developing an enticing array of high-demand consumer products to drive its emergence strategy for the Universal Patient Index.

Consumer use of these products will result in more patient health information being indexed on the Universal Patient Index. As such, emergence of the index will not depend on provider adoption, but rather will be driven by consumer demand for a compelling suite of products that will provide patients with sovereign control over their own health information.

Consumer-driven emergence will set Kalibrate Blockchain apart from other similar projects that have failed to overcome adoption hurdles.

Other products in the suite will be developed by companies related to Kalibrate Blockchain. A portion of the proceeds from this and the expected Regulation D and Regulation S offerings will be invested in these companies to help fund the development of these products.

The launch of FormDrop is expected to be concurrent with the Kalibrate Coin cryptocurrency ICO.

The Units in this Offering include both shares of Common Stock and options to purchase Kalibrate Coins under a future ICO offering. Kalibrate Blockchain leaders believe that the envisioned Kalibrate Coin offering will attract significant interest in the United States as well as in international markets.

As currently envisioned, Kalibrate Coin will be offered as a utility token that is intended to avoid security properties both in the United States under prevailing interpretations of the U.S. Securities and Exchange Commission and in international regimes that specifically provide for the offering of utility tokens.

The Kalibrate Coin Offering is expected to occur simultaneously with the public launch of FormDrop, which requires Kalibrate Coin to operate. As such, the consumptive use of the Kalibrate Coins is expected to exist at the time of the utility token offering.



Kalibrate Coin utility tokens will be used to drive use of the Universal Patient Index and its associated products.

Since most international provisions that provide for utility tokens are not recognized as such under prevailing SEC interpretations, the utility tokens sold to United States persons will be restricted to consumptive use only—probably through the smart contract—and in exchange for money only.

The future Kalibrate Coin Offering will be used to incentivize the operation of the Universal Patient Index blockchain as well as to acquire access to its services and to purchase the products and services that support and fuel the emergence of the Universal Patient Index.

Kalibrate Coin is expected to be issued on an existing blockchain suitable for the instantiation of cryptocurrencies, such as the Etherium blockchain. The envisioned Kalibrate Coin offering will be offered within the United States as well as in international markets.

The Company believes that this novel approach to offering Kalibrate Coins will have unique attractiveness to investors because 1) it will be offered simultaneously in the United States and foreign markets, and 2) consumptive use demand for Kalibrate Coins will already exist when they are issued, and 3) demand for Kalibrate Coins will already exist among hospitals in the United States wishing to fund their FormDrop sponsorships.

UNIVERSAL PATIENT INDEX™

—EMERGENCE STRATEGY—

The Universal Patient Index EMERGES...

...as patients fill their forms using FormDrop.
INDEXING PATIENT IDs

...as patients test their blood with Kalibrate.
INDEXING BIOMETRICS;
IRIS SCAN AND EKGs

...as payors issue health insurance IDs.
INDEXING PATIENT IDs

HIE **...as Health Information Exchanges record locator services match patientIDs.**
INDEXING PATIENT IDs

...as providers index patient IDs.
INDEXING PATIENT IDs

"The arising of novel and coherent structures, patterns, and properties during the process of self-organization in complex systems."

Kalibrate
BLOCKCHAIN

Consumer Product Suite



FormDrop

FormDrop, a mobile form-filling app, is a proprietary mobile application being developed and will be operated by Kalibrate Blockchain as a mobile, patient-sovereign health indexing platform. It is the Company's minimum viable product.

FormDrop will automatically fill out any form—anytime and from anywhere—using a variety of information sources including the Universal Patient Index, their own personal information repository, and hospital medical portals.

The distinctive feature that will drive adoption of FormDrop is its universal scope; it will work for any form, anywhere, anytime with no requirement that the enterprise or provider collecting data via FormDrop register or perform any action other than to receive the information by fax or by email on behalf of the patient authorizing the information transfer.

FormDrop will be monetized by Kalibrate Coin utility token transactions and promotions by sponsoring hospitals targeting patients during prescient moments when patients are using the app or seeking healthcare services and by custom targeted medical promotions.

KalibrateV, a personal vitamin system and blood testing kit, will include an embedded, affordable, direct-to-consumer personal blood testing



device, mobile app, and a custom blend of multi-vitamins tailored to the individual's blood test results. Consumers will use the system to conveniently and inexpensively draw and submit their own fingerstick blood samples from the comfort of their own homes.

The kit will include biometric sensors to collect EKGs and iris scans, which will be registered during the blood collection process to ensure positive matches between the patients and their blood samples. These biometrics will be indexed onto the Universal Patient Index to further power the emergence of that index.


kalibrateV
Personal Vitamin System


kalibrateME

KalibrateMe, a personal blood testing kit, will allow consumers to draw their own blood from a finger-prick in the convenience of their home, drop it in the mail, and receive results from a clinically useful panel of 10 to 12 blood tests with clinical precision at a very low price of $10 to $12.

This blood testing method will unleash the massive analytical power of mass spectrometry on the high-demand direct-to-consumer blood testing market.

Market research by C3Research, LLC, indicates that demand in the US market for direct-to-consumer blood testing exceeds $9 billion per year.

The kit will include biometric sensors to collect EKGs and iris scans, which will be registered during the blood collection process to ensure positive matches between the patients and their blood samples. These biometrics will be indexed onto the Universal Patient Index to further power the emergence of that index.

KalibrateC, a Warfarin-derived drug system with embedded blood test, will make Warfarin therapy safer by allowing patients to test their own Warfarin levels in the comfort of their own homes. This product is currently in development.

Warfarin is the most widely used drug for oral anticoagulation therapy with more than 18 million prescriptions per year in the United States, according to clincalc.com. Its narrow therapeutic window requires routine blood testing to manage. Deviations from the narrow therapeutic window are the dominant cause of hospitalizations related to Warfarin drug therapy.

According to an article published by C.Ruff in December 2013, Warfarin is both the most dangerous high-volume drug used in medical practice and the most widely-prescribed of the most dangerous drugs used in clinical practice. In fact, the Institute of Medicine has identified Warfarin as the most implicated drug in adverse drug events resulting in hospital admissions from emergency departments.

Adverse drug events are important preventable causes of hospitalization in older adults. According to a November 2011 study cited in Emergency Hospitalizations for Adverse Drug Events in Older Americans, 33.3% of all adverse drug event hospital admissions from emergency departments are related to Warfarin therapy—that's more than 33,000 hospitalizations annually in the United States.

A top-tier, peer-reviewed, randomized, prospective, double-blind, clinical study performed by top-tier scientists demonstrated (p=.037) that Warfarin is six times safer when monitored with a novel blood test instead of the universally used INR blood test. The study, published in the journal Blood on January 15, 1990, was based on a randomized prospective trial comparing the native prothrombin antigen with the prothrombin time for monitoring oral anticoagulant therapy.

The new KalibrateC system will combine a derivative of the Warfarin chemical entity with a dosage surveillance and medication administration system associated with the Universal Patient Index and Digital Health Wallets. The KalibrateC blood sample collection kit and mobile app will be


Anticoagulants
kalibrateC

The KalibrateC monitoring system is designed to be used weekly by patients undergoing Warfarin therapy. Patients will draw their own blood using a simple KalibrateC finger-prick personal blood test and then deliver the blood sample to the lab via regular mail. Inputs from these blood tests will be calculated using KalibrateC's dosing algorithm, resulting in recommended dosing modifications and updates to the medication administration system that prompt the patient to take the correct dose at the prescribed time. Blood test values and dosing modifications will be explained to the patient using KalibrateC's edutainment and media assets designed to propagate adherence-reinforcing interactions.

KalibrateC will be priced to cover costs associated with monitoring and dosage recommendations. Kalibrate Blockchain expects that the system will be priced higher than Warfarin alone but significantly lower than the emerging class of novel anticoagulants currently competing with Warfarin.

The company reasonably anticipates that KalibrateC will make Warfarin safer than other oral anticoagulant therapies (p=.037) and significantly reduce Warfarin-related complications such as stroke and hemorrhage. Using the 505(b)(2) FDA new drug approval pathway, a new drug that uses this novel blood test and a derivative of the existing chemical entity can be approved with a high certainty clinical study.

As currently contemplated, the adoption of KalibrateC will be promoted

used by patients to conveniently and inexpensively draw and submit their own fingerstick blood samples in the comfort of their own homes.

The kit will include biometric sensors to collect EKGs and iris scans, which will be registered during the blood collection process to ensure positive matches between the patients and their blood samples. These biometrics will be indexed onto the Universal Patient Index to further power the emergence of that index.

using the FormDrop app's prescient moment sponsorship promotions. As such, when a patient using FormDrop to fill out a form indicates that Coumadin is being used, that patient will receive a targeted message introducing KalibrateC as a safer option for Coumadin monitoring and treatment, which the patient can then discuss with his or her doctor.

Fast-growing HIE and blockchain markets



North America health information exchange market, by set up type, 2013-2024 (USD Million). The global health information exchange market was valued at USD 988.6 million in 2015.

SOURCE: https://www.grandviewresearch.com/industry-analysis/health-information-exchange-hie-market

Kalibrate Blockchain is a unique competitor in the swiftly growing health information exchange (HIE) technology market.

Demand is growing quickly for technology platforms that facilitate management of vast amounts of healthcare data. Governmental organizations increasingly focus on the promotion of healthcare information technology to improve the quality of healthcare services. Challenges with regard to patient identity and patient health information exchange remain unsolved in this growing market, which is also driven significantly by the ongoing need of healthcare enterprises to decrease costs associated with maintaining paper-based patient health records.

Blockchain is a highly-regarded solution space and growing market for tech products that resolve problems in patient identity and health information exchange.

Digital identity is expected to be the fastest-growing application in the blockchain market because it eliminates the need for a central authority and third parties, thereby making it easier for the individuals to manage and control over personal information and access," according to market studies by P&S Intelligence and MarketsandMarkets.com. blockchain market expected to reach $23.3 billion by 2023, according to a MarketsandMarkets.com study.

The Universal Patient Index and its associated products will be highly attractive commercially feasible solutions to patient identity and health information exchange problems.



The global blockchain market is projected to grow at a CAGR of 80.2% from 2018 to 2023.

SOURCE:
https://www.marketsandmarkets.com/PressReleases/blockchain-technology.asp

Our Leadership Team



The Kalibrate Blockchain leadership team has rich experience and skill in business problem-solving, technology, team building, finance, creativity, and innovation.

CEO Calvin Wiese has worked with **Alan Dowling** and **CFO Gary Skilton** in healthcare and technology for more than 30 years. During the 1990s Calvin and Gary lead the financial management of Adventist Health System (now known as Advent Health) fueling its growth from $1 billion to $3 billion and that now exceeds $20 billion. This management team was widely recognized for finding innovative solutions to chronically persisting problems, many of which were adopted throughout the healthcare


New Approaches To Investing, Debt, and Technology
SOCIALLY RESPONSIBLE INVESTING TAKES OFF
A CAUTIOUS APPROACH TO DERIVATIVES
NEW TECHNOLOGIES CUT HEALTH CARE COSTS
Calvin Wiese
Senior Vice President of Finance, Adventist Health System



COVER STORY

Changes in Investment Management are Just One Area of Innovation at Adventist

TAKING A NEW APPROACH

MORE LATITUDE TO BROADEN ASSET MIX

industry. The cover story for the June 1999 issue of ***HealthCare Finance*** profiled many of their accomplishments and included the following quote from Standard & Poor's:

"Calvin and his staff...are just a lot more sophisticated than most hospitals or hospital systems."



Alan Dowling has been a significant leader in healthcare information for nearly 40 years. With a PhD from MIT in Healthcare Computer Science, Alan has served in many of the most prestigious positions in healthcare information, including director of healthcare information technology at Ernst and Young and CEO of the American Health Information Management Association as well as serving on numerous boards and commissions in the government and military including the Clinton Administration's Healthcare Reform Task Force. Wiese and Dowling led the development of one of the earliest personal health record systems to be deployed over the internet that focused on patient-sovereign health information and patient identity management. Dowling continues to provide leadership in healthcare information including serving as Health Informatics Consultant to Inter-American Development Bank (2018) and teaching healthcare information classes at Case Western Reserve University.

Staffing Approach

The Company is employing a "lean start-up" methodology that adapts lean management principles to high tech startup companies and seeks to measure demand through close interaction and feedback from early adopters. Accordingly, it is the Company's intent to streamline its business plan, eliminate wasteful practices, produce increased value during the development phase, iteratively build its products and services to meet the needs of early customers, and reduce market risks through reliance on key performance indicators and early customer feedback. It will achieve these ends by developing a minimum viable product that can be tailored to the specific needs of its users and customers with minimal investment of time and resources.

An important aspect of the Company's lean start-up methodology is its approach to managing labor costs. The diverse and high-tech nature of its products and services demand a team with a wide array of specialized skills and competencies. Acquiring such skills and competencies in a start-up project can quickly result in very high labor costs. The Company's approach is to avoid purchasing more labor than is required by working on a contract, as-needed basis with individuals who possess the skills and competencies needed to complete the Project in a cost-effective, timely manner. Most of the individuals currently contracted by the Company on an as-needed basis are prepared to engage in full-time employment as the Project needs increase to the point that their services are needed on a full-time basis. Calvin Wiese engages substantially all of his time working for the Company and its associated projects and the Company is his primary responsibility. Gary Skilton currently spends between 10 and 15 hours a week working for the Company, the Company is his primary responsibility, and he is available to devote substantially full time as the Company requires. Larry Hufty currently spends between 10 and 15 hours a week working for the Company and is available to devote 35 to 40 hours a week as the Company requires.

Invest in Kalibrate Blockchain Today!

Kalibrate Blockchain is solving significant patient identity and health information exchange problems in profound and systematic ways.

Kalibrate Blockchain's transformative solutions to health information access and exchange problems are physically possible, appropriately supported, and financially feasible, with potential to result in the highest value. They are believed to represent the highest and best use for blockchain in healthcare.

As an investor, this is your opportunity to contribute to profound developments that can transform the way health information is indexed, accessed, and exchanged so that healthcare providers have the information they need to innovate and provide patients with the best possible care. It's an opportunity to personally benefit while creating positive change in healthcare.



Kalibrate Blockchain's press releases about product and company developments have been picked up by literally hundreds of national and global media outlets over the past year, including mainstream, business, and tech media. Pundits and commentators have identified Kalibrate Blockchain as a major new player in the health information and blockchain solution space.

The Units in this Offering include both shares of Common Stock and options to purchase Kalibrate Coins under a future ICO Offering.

The future Kalibrate Coin Offering will be used to incentivize the operation of the Universal Patient Index blockchain, as well as to acquire access to its services and to purchase the products and services that support and fuel the emergence of the Universal Patient Index.





Business Journal
WBRC
WRAL.com
Townhall
wfmj.com
2 NEWS
HealthTECH
Business Journal
Business First
Los Angeles
Business Courier
CHICAGO

Supporting Documents, Undiscoverable Association Algorithm Definition
Q1 2018
Q2 2018
White Paper Draft, Form Drop Definition
Kalibrate Coin Definition, ICO structuring
Q3 2018
Q4 2018
Form Drop Development, Initial Security Offering Development
Form Drop Alpha, Initial Security Offering
Q1 2019
Q2 2019
Kalibratev Beta, Form Drop Beta (Anticipated)
UPI Development, Kalibrate Coin ICO (Anticipated)
Q3 2019
Q4 2019
Form Drop Launch, UPI Demo (Anticipated)
Kalibratev Launch, UPI Alpha (Anticipated)
Q1 2020
Q2 2020
UPI Beta (Anticipated)
KalibrateMe Beta (Anticipated)
Q3 2020
Q4 2020
UPI Launch (Anticipated)

In the Press

























SHOW MORE

Meet Our Team



Calvin Wiese

President, CEO and Director

Calvin W. Wiese has served as the Company's CEO, president, assistant secretary and sole director since its inception in December 2018. He leads product and company vision, marketing, operations, and capitalization efforts. He holds an MBA from the Crummer School of Business at Rollins College. His accomplishments span more than 30 years of healthcare senior executive experience. He served for ten years as senior vice president and chief financial officer for Adventist Health System (now known as Advent Health), a multi-billion-dollar hospital company, and as a consultant in a national consulting firm. He also worked as an auditor and CPA for Ernst & Whinney as well as collaborating with the Mayo Clinic in managing a $25 million venture capital pool and mentoring start-ups. He has been an ongoing pioneer in ventures pertaining to healthcare and patient health information for more than 30 years. Prior to founding the Company, Mr. Wiese founded Wellspring Clinical Labs, Inc. (founded in 2006) and Kalibratev, Inc. (founded in 2016). Both of these ventures continue to operate and are critical components of the Project supported by this Offering. As part of his responsibilities in this position, Wiese continues to provide executive leadership to those entities, as he has for the past 12 years. He will have broady, ongoing discretionary powers over the Company. Mr. Wiese has a proven track record as a serial solver of large, complex problems that have chronically defied solution, as well as monetizing those solutions to realize outsize returns for investors. Between September 2006 and the present, Calvin Wiese has served as the President and Director of Wellspring Clinical Lab, Inc.Between February 2016 and the present, Calvin Wiese has served as the President and Director of Kalibratev, Inc. Calvin Wiese engages substantially all of his time working for the Company and its associated projects and the Company is his primary responsibility.





Gary Skilton

Vice President & Chief Financial Officer

Gary Skilton has served as the Company's vice president and chief financial officer since its inception in December 2018. He leads its finance, accounting, funding, and capitalization initiatives. He holds a master's degree in management (MBA equivalent) with emphasis in finance and marketing from Kellogg School of Business at Northwestern University. His experience includes 21 years as vice president and treasurer for Adventist Health System (now known as Advent Health), a multi-billion-dollar hospital company, where he managed the treasury functions and led multiple highly complex security offerings. He developed and managed innovative tax, debt, and asset management strategies that were widely recognized as setting the bar for health and hospital systems, including $4 billion in assets and more than $3 billion in debt. He developed a groundbreaking tax-exempt hospital accounts receivable securitization program, which realized approximately $3 million per year in arbitrage profit. He also previously served as an auditor and CPA for KPMG Peat Marwick and was the director of tax and accounting for a Fortune 1000, publicly-traded, multinational manufacturer of motion control devices. Prior to the founding of the Company, Mr. Skilton served as the chief financial officer for Wellspring Clinical Lab, Inc. (founded in 2006) and Kalibratev, Inc. (founded in 2016). Both of these ventures continue to operate and are critical components of the Project supported by this Offering. As part of his responsibilities in this position, he continues to provide financial leadership for those entities. Mr. Skilton is a seasoned professional with an established track record at the executive level in the consulting, healthcare, manufacturing, and public accounting industries. He has exceptional talents building and being a strong contributing member of world class performing teams. He is a visionary and creative problem solver with a reputation for being compassionate and intuitive as well as for being an excellent communicator. Between February 2016 and the present, Gary Skilton has served as Vice President and Chief Financial Officer of Kalibratev, Inc. Between March 2013 and the present

Gary Skilton has served as a member of the board of directors of Waterman Village Inc. a Continuing Care Retirement Community in Mt. Dora, FL. Gary Skilton currently spends between 10 and 15 hours a week working for the Company, the Company is his primary responsibility, and he is available to devote substantially full time as the Company requires.





Lawrence Hufty
Controller, Corporate Secretary

Larry Hufty is a diversified professional with 20 years of experience as a Lieutenant Commander in the United States Navy. He eventually joined the securities industry, holding positions as a financial consultant, operations manager, and administrative officer followed by a significant stint in home office management. He currently owns three retail franchise stores. He has superior skills in organization, accounting, efficiency, and cost control. Hufty served for seven years on active duty Naval service and thirteen years in the Reserves. eventually retiring as Lieutenant Commander. He then joined Merrill Lynch as a financial consultant and ultimately transitioned into branch management. After fifteen years, he left Merrill Lynch for a corporate position as the head of branch administration for Legg Mason, with administrative and financial responsibility for 122 branch offices and their staff. Ten years later, he accepted the position of branch financial officer for Morgan Keegan and eventually assumed the role of managing director of Branch Administration. After nine years with Morgan Keegan, he felt the call of entrepreneurship and bought into the franchise of Great Clips Hair Salons. Hufty holds a Master's of Business Administration with an emphasis on management from Baldwin Wallace University. Between 2010 and the present, Larry Hufty has been the franchise owner of several Great Clips Hair Salons. Larry Hufty currently spends between 10 and 15 hours a week working for the Company and is available to devote 35 to 40 hours a week as the Company requires.





Sandra Eisenberg
Head of Marketing

Sandra Eisenberg has more than 30 years of product management, marketing, and sales experience. As the former director of CRM product management at Avaya, Eisenberg oversaw development of partnership product management for all contact center software. Prior to serving at Avaya, Eisenberg ran the NCR/Microsoft alliance co-developing and branding joint solutions. Eisenberg also product managed Teradata CRM industry specific data warehouse (OLAP) solutions for healthcare, transportation, finance, and retail. Most recently Eisenberg has run the Southern Region for e5 Marketing as managing partner. Eisenberg was the first woman to win the AT&T National Sales Award and worked closely to form an alliance between AT&T and Adventist Health System, resulting in the creation of Health Magic, an early internet-based solutions company founded by Calvin Wiese. Eisenberg holds a bachelor's degree from Stephens College in Missouri. She also completed graduate-level studies at the London School of Economics.





Cecil Wiese
Project Manager

Cecil Wiese has a ten-year track record as an organizational solution-seeker. He has worked in the area of organizational problem-solving and solution-seeking in the boardrooms of large and small hospitals as well as in multinational corporations. Mr. Wiese has served since 2013 as a facilitator at the Florida Hospital Innovation Lab, working with hundreds of organizations on design-seeking projects. He is also a co-owner of Orlando City Combusha, a licensed Kombucha brewery in the Orlando, Florida, area. He completed his B.A. in philosophy at the University of Central Florida in 2012.





Alan Dowling
Senior Strategic Advisor

Alan Dowling consults and researches internationally on health strategy; health information exchange; EHR and PHR adoption; technology-based process innovation and reengineering; and information systems design, adoption and outcome measurement. He teaches graduate courses in health information systems as an adjunct professor at Case Western Reserve University and serves as the Health Informatics Consultant to Inter-American Development Bank. Dowling has published and lectured at leading institutions and conferences internationally on the adoption of health information technology, including EHRs and PHRs. He has over 35 years' experience in health informatics having, as a U.S. Air Force officer, developed the conceptual design for a worldwide DoD EHR in 1975. Dowling served on the federal Office of the National Coordinator – Health Information Technology's National Alliance Work Group on Defining Health Information Terms (EMR, EHR, and PRH). He was a member of the Clinton Administration's Healthcare Reform Task Force; the Information Management Task Force of the JCAHO; the Health Information Infrastructure project of the Council on Competitiveness; the Long-Range Informatics Board of the National Cancer Institute; the federal National Nursing Minimum Data Set Task Force; and the Boards of the VNAA, Georgetown University's School of Nursing & Health Sciences, the Healthcare Informatics Telecom Network, Health Matrix, and Clinical Data Management. Formerly a partner with Ernst & Young, Dowling's positions included director, healthcare information technology, and director, global healthcare consulting. He previously served as president of HealthMagic Inc. (an early PHR start-up); as senior vice president of Covansys' health division; as executive director of Noblis' Center for Health Innovation; and as health services administrator and director of medical systems of governmental academic medical centers, hospitals and clinics (in which he designed an EMR intended for worldwide DoD use; and as President of the American Health Information Management Association. Dowling has also served as an assistant professor at the Schools of Medicine and Management at Case Western Reserve University, and as an adjunct professor at the School of Nursing and Health Sciences at Georgetown University. His education includes doctoral work in healthcare management and management information systems and graduate work in computer science and engineering management with an emphasis in health systems. He holds the following academic degrees: PhD, Massachusetts Institute of Technology MCS, University of Dayton MS, Northeastern University AB, College of the Holy Cross





Cisco Garcia

Lead Software Engineer

Cisco Garcia has extensive experience as a systems architect and software engineer. Career and project highlights include: • Howard Fertilizer and Chemical Company - lead developer and systems architect for MRP Solution 4 plant proprietary mixing, industrial material handling and accounting system. • INSTeTAG Corporation – chief architect and system developer of a temporary tag electronic delivery system for Florida card dealerships. • SWORD Banking Systems – software engineer for financial network systems, including an "unbanked ATM" machine and a FED checking/debit card system with advanced document authentication devices. • Pace Electronics – software developer and chief scientist for research and development for warehouse management systems, data acquisition circuits, and PCB designs. • AT&T Global Information Solutions – field engineer for personal computers, business servers, laser printers, and networking/Unix. • Electronic Barn – systems builder for personal computers, business servers, and custom high-performance systems for mid-sized businesses. • Pinball Connection – member of electronic engineering development team for amusement/arcade industry performing PCB board design and component-level repairs. Mr. Garcia is trained as an NCR Field Technician in AS/400, System/370, Teradata, PCs, banking proof machines, and ATM machines. His certifications include CNA, CCNA, Cisco, Baynetworks, Auspex, A+, Network+, and Telecom (T1/CSU/DSU).



Mark Bond

Head of Creative Services

Mark Bond has 30 years of experience in graphic and visual design, corporate identity and branding, and healthcare marketing and communication. He also has more than ten years of experience in nonprofit communication, publishing, brand management, marketing strategy, editorial, public relations, media relations, social media, photography, event planning, and promotion. He is particularly adept at communicating complex concepts to varied audiences. He began his career as a graphic designer for Anson-Stoner, one of Orlando's top ad agencies, serving clients such as Disney, Pizza Hut, and Universal Studios. He eventually became the art director for Florida Hospital-Orlando. He continued to do contract logo and corporate identity work for Adventist Health (now Advent Health) and Florida Hospital even after he left full-time employment in 1996 to co-found Edgerton-Bond, a graphic design and marketing communication business. In 2000, he co-founded Red Canoe Creative (formerly BONDesign), a company that specializes in branding, marketing, and information design. He earned his B.S. degree in business and corporate communication at Southwestern Adventist University in Keene, Texas.





Conna Bond

Head of Communication

Conna Bond has eighteen years of experience in marketing, communication, public relations, editorial, and information design. She also has six years of experience teaching upper-university-level courses in marketing, marketing management, consumer behavior, digital & social media marketing, nonprofit marketing, public relations, public relations writing, business communication, business law, and business ethics as a tenure-track professor for the Walla Walla University School of Business and as an adjunct professor for Flathead Valley Community College. She completed a B.A. degree in history at Whitman College and graduated cum laude from the University of Florida Levin College of Law where she served as senior research editor for the Florida Law Review. She was also the recipient of the George W. Milam Award for outstanding achievement in scholarly legal writing; the Florida Law Review's Accomplished Research Award; the Book Award in Estates in Trusts; and the Excellence for the Future Award in Alternate Dispute Resolution at the University of Montana School of Law. She is completing a graduate degree in journalism at the University of Montana. She received the 2016 WWU School of Business Teaching Excellence Award and is a member of Phi Beta Kappa, Phi Delta Phi, the American Marketing Association, Insights Association (formerly Marketing Research Association), Scribes, and the Legal Writing Institute.

Offering Summary

Maximum 2,675,000* Units ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 25,000 Units ($10,000)

Company	Kalibrate Blockchain Corporation
Corporate Address	378 CenterPointe Circle, Suite 1208, Altamonte Springs, FL 32701
Description of Business	The Company is developing the UNIVERSAL PATIENT INDEX that is the blockchain platform for resolving patient identity across healthcare. It is the missing link essential to every healthcare transaction. It solves the root cause of much of what ails healthcare information.
Type of Security Offered	Units, consisting of one share of Common Stock and the option to purchase one Kalibrate Coin
Purchase Price of Security Offered	$0.40
Minimum Investment Amount (per investor)	$100

<u>**Terms of the Options**</u>

Each option grants the right to purchase one Token (as defined below) at a price per Token equal to $1. The Option may be exercised by the Purchaser at any time after a bona fide transaction, pursuant to which the Company sells and issues Tokens to the general public in a publicized offering (the "Network Launch"), however, this Option shall expire on December 31, 2025.

<u>**Terms of Tokens**</u>

Token means a digital token in the form of a Smart Contract that is executed on a decentralized blockchain-based computer network that is used to access rights to services on the distributed autonomous network that the Company is developing to instantiate the universal patient index. The Network Launch of this Token is expected to be undertaken at a time when the Company's minimum viable product is available for public use. Tokens issued to US entities will carry exchange restrictions that will prevent such Tokens from being exchanged for money. These exchange restrictions will be enforced either by (1) encoding the exchange restrictions into the Smart Contract, or (2) issuing a separate class of Tokens. For purposes hereof, "Smart Contract" means a computer protocol intended to digitally facilitate, verify, or enforce the negotiation or performance of a contract.

Kalibrate Coin

Description: The Token, Kalibrate Coin, represents the right to use the Universal Patient Index. It will be used to compensate the autonomous computing agents that serve the Universal Patient Index. The Token can be used to purchase the products and services associated with the Universal Patient Index including Kalibratev, KalibrateMe and KalibrateC. The Token is a digital token created by smart contracts. The Company expects to create its Tokens on the Etherium blockchain network, and it may, at some future date be transferred to some other blockchain.

The Universal Patient Index system will require utility Tokens to create incentives for autonomous agents or "players" to operate its blockchain-based distributed autonomous network. As currently contemplated, the Tokens will be a utility token offered via an initial coin offering (ICO) at an unspecified future time.

The Company has not authorized or issued any Tokens.

The Company has granted 11,890,281 rights to future Tokens that will be issued upon its Network Launch.

The Company is planning to initially publicly issue its Tokens in connection with the launch of FormDrop, its minimum viable product which requires Tokens to operate. It is exploring the feasibility of listing the Tokens on a public exchange, and will do such if feasible. The prevailing interpretation of US security regulations is inconsistent with US persons exchanging Tokens, and, as such, the Company expects to restrict Tokens purchased by US persons from exchanging Tokens for money. Such restrictions are expected to be either enforced in the Smart Contract instantiating the Tokens, or, by issuing such Tokens as a separate restricted class.

The Tokens are expected to have no rights to vote, no rights to dividends, no rights to distributions and no redemption rights.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the shares of Common Stock and the Tokens, since they will trade independently.

No Sales in New York: Because the Tokens may be viewed as "virtual currencies" under the laws of the State of New York, we are not offering the Units to investors in New York. No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Kalibrate Blockchain Corporation will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 units at $1.00 / unit, you will receive 110 units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Irregular Use of Proceeds. The Company expects to incur Irregular Use of Proceeds that may include regular compensation for services by officers and significant shareholders and payments for services provided by related companies. The Company expects to use portions of the proceeds for the development of products and services to drive the adoption of Universal Patient Index to fund such activities of related parties, including Kalibratev, Inc. These activities will be funded through various means that may include loans, operating agreements, development agreements and purchases of equity.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

[Music]

00:03ever been here yeah you have well let me

00:08show you the form drop form drop lets

00:12you scan medical forms with your phone

00:15camera phone drop then automatically

00:18fills out your forms and faxes or emails

00:20them directly to your doctor's front

00:22desk all you do is take your phone and

00:28scan your medical forms then form drop

00:34using human automated AI maps digitizes

00:38and saves your blank forms on blockchain

00:40form drop then fills out your forms with

00:44answers you've saved in form drop if

00:46form drop encounters a question for

00:48which it doesn't know the answer

00:49it simply prompts you for your answer

00:51with the option to save it for the

00:53future of course form drop then

00:55automatically fills out your forms and

00:58faxes are emails them directly to your

01:00doctors front desk it works everywhere

01:05anywhere the first time it even works

01:09when your doctor doesn't know what it is

01:10or that you're even using it because

01:12form drop is saving all these blank

01:14forms on the blockchain and if anyone

01:17else is using form drop at your doctor's

01:19office you won't even have to scan the

01:22forms you just search for your doctor

01:25hit the little fill out form button and

01:30boom your forms come out before you're

01:35even done waiting and watch and there

01:37you have folks boom drop can make your

01:39and your possibly her life just a little

01:44bit easier

01:47[Music]

01:50now doctors and hospitals we have

01:53certainly not forgotten about you form

01:57drop will soon be available as an SDK so

02:00that you can embed the amazing patient

02:03experience of form drop inside your

02:06native apps or patient portals so make

02:09sure to visit www.universalpatientindex.com today, to register for your formdrop SDK befor it's too late

This demonstration of the FormDrop app is in development and is not currently available.

It is the Minimum Viable Product of Kalibrate Blockchain.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Common Stock (the "Securities") together with options representing the right to purchase Kalibrate Coins (the "Tokens") in a Regulation Crowdfunding offering (the "Offering"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act. An offering statement covering the Offering has been filed on the Form C, dated %%DATE_OF_LAUNCH%% (the "Form C")

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities.

(a) Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent")[a] from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) Special Provisions for cryptocurrency payments. Notwithstanding Section 4(a), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and the Securities and the Tokens will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities and the Tokens) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

e) THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (c) WARRANTY OF TITLE; OR (iii) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, UNDERSIGNED ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or any Tokens, or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities and the Tokens solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities and the Tokens have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities and the Tokens are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities and the Tokens, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities and Tokens become freely transferable, a secondary market in the Securities or Tokens may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities and Tokens for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or Tokens or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

g) Tokens.

i. The undersigned hereby has sufficient knowledge and experience in business and financial matters to be able to evaluate the risks and merits of its purchase of the Tokens and is able to bear the risks thereof. The undersigned understands that the Tokens involve risks, all of which the undersigned fully and completely assumes, including, but not limited to, the risk that (i) the technology associated with the Network will not function as intended; (ii) the Network may never be developed and Network Launch will not be completed; (iii) the Network will fail to attract sufficient interest from key stakeholders; (iv) the Tokens may never be created; and (v) the Company and/or the Network may be subject to investigation and punitive actions from Governmental Authorities.

The undersigned understands and expressly accepts that the Tokens may never be created and if such Tokens are created, such Tokens will be created and delivered to the undersigned at the sole risk of the undersigned on an "AS IS" and "UNDER DEVELOPMENT" basis. The undersigned understands and expressly accepts that the undersigned has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE UNDERSIGNED ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED

BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

ii. The undersigned understands that undersigned bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens held by the undersigned. To the extent permitted by law, the undersigned agrees to indemnify, defend and hold the Company or any of its affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the undersigned pursuant to the Form C) associated with or arising from the undersigned's receipt of Tokens hereunder, or the use or ownership of Tokens.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

the Company:	If to	%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%
a copy to:	with	Attention: %%LEGAL_NAME%% E-mail: %%LEGAL_EMAIL%%
the Purchaser:	If to	%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%_____ Name:%%VESTING_AS%% %%VESTING_AS_EMAIL%% %%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____ Legal Name of Entity By_____%%INVESTOR_SIGNATURES%%_____ Name: %%VESTING_AS%% %%VESTING_AS_EMAIL%%   Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%__________________ Name: %%NAME_OF_ISSUER%% Title: %%ISSUER_TITLE%%

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

KALIBRATE BLOCKCHAIN, INC.

TOKEN PURCHASE OPTION

This Token Purchase Option (this "**Agreement**" or this "**Option**") is entered into by and between Kalibrate Blockchain Corporation, a Delaware corporation ("**Company**") and the party set forth on the signature page hereto (the "**Purchaser**") as of the date set forth on the signature page hereto, and is being issued in connection with Purchaser's subscription for securities of the Company pursuant the Company's offering of common stock and options pursuant to Regulation CF of the Securities Act of 1933, as amended (the "**Offering**").

1. **Option Grant**. Subject to the terms and conditions of this Agreement, the Company hereby grants to the Purchaser, an option to purchase the number of Tokens (as defined below) set forth on the signature page hereto, at a price per Token equal to $1.00 (the "**Purchase Price**"). For purposes of this Agreement, "**Token**" means a digital token in the form of a Smart Contract (as defned

below) that is executed on a decentralized blockchain-based computer network that is used to access rights to services on the distributed autonomous network that the Company is developing to instantiate the universal patient index. The Network Launch (as defined below) of this Token is expected to be undertaken at a time when the Company's minimum viable product is available for public use. Tokens issued to US entities will carry exchange restrictions that will prevent such Tokens from being exchanged for money. These exchange restrictions will be enforced either by (1) encoding the exchange restrictions into the Smart Contract, or (2) issuing a separate class of Tokens. For purposes hereof, "**Smart Contract**" means a computer protocol intended to digitally facilitate, verify, or enforce the negotiation or performance of a contract.

2. **Exercise**. This Option may be exercised by the Purchaser at any time after a *bona fide* transaction, pursuant to which the Company sells and issues Tokens to the general public in a publicized offering (the "**Network Launch**"), however, this Option shall expire on December 31, 2025. This Option may be exercised by providing written notice to the Company at the address set forth below (or any other address which the Company may later designate), together with the aggregate exercise price for the number of Tokens for which this Option is exercised, and by providing the Company with a digital wallet address to which the Tokens shall be delivered:

> Kalibrate Blockchain Corporation
> 378 CenterPointe Circle, Suite 1208
> Altamonte Springs, FL 32701
> gary.skilton@kalibrateblockchain.io

3. **Transfer Restrictions**.

3.1. **General**. The Purchaser acknowledges that there are substantial restrictions on the transferability of this Option, including, but not limited, the restrictions set forth in the Subscription Agreement entered into between Purchaser and Company in connection with the Offering (the "**Subscription Agreement**"), all of which restrictions are incorporated into this Agreement by this reference. In addition, there may be substantial restrictions on the transferability of the Tokens upon issuance, if such Tokens are deemed securities. Purchaser hereby reaffirms each of the representations and warranties it has made in the Subscription Agreement, which representations and warranties are incorporated herein by this reference.

3.2. **Compliance with Applicable Law.** In the event the Company makes the determination not to engage in a Network Launch, or determines that delivery of the Tokens under this Agreement will violate or has violated any applicable law, or the Company, in its sole discretion, otherwise determines not to issue Tokens, the Company may terminate this Agreement, and the Purchaser will not receive any Tokens, nor shall have any right to recover any portion of the purchase price it paid for the Company's securities in the Offering, or have any other remedies against the Company. The Purchaser may be required to return any Tokens that have been distributed to the Purchaser previously under this Agreement, if the Company determines that the previous distribution was in violation of applicable law.

4. **Acceptance of Agreement; Conditions**. The Purchaser understands and agrees that this Option is made subject to the terms and conditions contained in this Agreement and the Subscription Agreement. Purchaser further acknowledges that crypto assets such as the Tokens are a new and relatively untested product. There is no guarantee that the Tokens will ever be created or issued, or hold their value or increase in value. The issuance, utility and value of the Tokens is contingent upon the Company's future success and support of the Company's technology platform and compliance with applicable securities laws, if the Tokens are deemed securities.

5.   **Tax Consequences.** The Purchaser has reviewed with the Purchaser's own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. The Purchaser is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Purchaser understands that the Purchaser (and not the Company) shall be responsible for any tax liability that may arise as a result of the transactions contemplated by this Agreement.

6.   **General Provisions.**

6.1.   **Successors.** Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business and/or assets that executes and delivers the assumption agreement described in this section or which becomes bound by the terms of this Agreement by operation of law. Subject to the restrictions on transfer set forth in this Agreement, this Agreement shall be binding upon the Purchaser and his or her heirs, executors, administrators, successors and assigns.

6.2.   **Assignment; Transfers.** Except as set forth in this Agreement, this Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by the Purchaser without the prior written consent of the Company, and without compliance with applicable securities laws. Any attempt by the Purchaser without such consent to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Except as set forth in this Agreement, any transfers in violation of any restriction upon transfer contained in any section of this Agreement shall be void, unless such restriction is waived in accordance with the terms of this Agreement.

6.3.   **Amendment; Waiver.** Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Purchaser. Either party's failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, nor prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and shall not constitute a waiver of either party's right to assert any other legal remedy available to it.

6.4.   **Severability.** Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

6.5.   **Counterparts.** This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages shall be binding originals.

[signature page follows]

The parties represent that they have read this Agreement in its entirety, have had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understand this Agreement. The Purchaser agrees to notify the Company of any change in his or her contact information below.

The parties are signing this Agreement as of the date stated in the introductory clause.

IN WITNESS WHEREOF, the undersigned has executed this Token Purchase Option this %%NOW%%.

Date: %%NOW%%.

Number of Tokens underlying this Option: %%EQUITY_SHARE_COUNT%%

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%_____ Name:%%VESTING_AS%% %%VESTING_AS_EMAIL%% %%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____ Legal Name of Entity By_____%%INVESTOR_SIGNATURES%%_____ Name: %%VESTING_AS%% %%VESTING_AS_EMAIL%%   Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: _____

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_____ Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%